EXHIBIT 99.1

FLORA GROWTH CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Flora Growth Corp. Shareholders:

You are cordially invited to attend the annual and special meeting (the “Meeting”) of the common shareholders of Flora Growth Corporation (the “Corporation”), which will be held on Tuesday, July 5, 2022, at 9:00 a.m. (Eastern Standard Time) at the Corporation’s offices located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33312.

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited financial statements as at and for the fiscal year ended December 31, 2021, together with the report of the auditors thereon (discussion matter);

2.	Elect Directors. Consider, and if thought appropriate, elect the proposed director nominees for the ensuing year (voting matter);

3.	Auditor Appointment. Consider, and if thought fit, re-appoint Davidson & Company LLP, an independent registered public accounting firm, as auditors of the Corporation for the fiscal year ending December 31, 2022 and authorize the directors to fix their remuneration (voting matter);

4.	Approve 2022 Incentive Compensation Plan. Consider, and if thought fit, approve by ordinary resolution the Corporation’s 2022 incentive compensation plan (voting matter);

5.	By-law No. 1. Consider, and if thought fit, approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular (defined below), confirming and ratifying the repeal of all existing by-laws of the Corporation and the confirmation of a new by-law no. 1-A of the Corporation (voting matter); and

6.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

Each of the voting matters set forth in items 2-5 above are deemed to be a “Proposal” and collectively, the “Proposals.” Each of the above Proposals require the affirmative vote of a simple majority of the valid votes cast at the Meeting in person or by proxy.

This notice is accompanied by a form of proxy, a management information circular (the “Circular”), and the audited consolidated financial statements of the Corporation as at and for the fiscal year ended December 31, 2021. You may vote your shares by proxy if you are unable to attend the Meeting. Please review the enclosed Circular and date, sign and return the enclosed form of proxy to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717 by 9:00 a.m. on June 30, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting. In the event of a postal disruption as a result of a labour disruption or other cause, please see “Voting – Appointment and Revocation of Proxies” and “Voting of Proxies – Non-Registered Shareholders” in the Circular for information on how to obtain and submit a form of proxy or voting information form, as applicable. Late instruments of proxy may be accepted or rejected by the chair of the Meeting in his or her discretion but he or she is under no obligation to accept or reject any particular late instruments of proxy. As an alternative to completing and submitting an instrument of proxy, you may vote electronically on the internet at www.proxyvote.com or by telephone at (800) 690-6903. Shareholders who wish to vote using the internet or by telephone should follow the instructions in the enclosed instrument of proxy.

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The directors of the Corporation have fixed the close of business on May 31, 2022, as the record date, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any adjournment(s) thereof.

DATED at Toronto, Ontario as of the 6th day of June 2022

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Luis Merchan
Luis Merchan
Chairman and Chief Executive Officer

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2022 Management Information CircUlar

FLORA GROWTH CORPORATION

ABOUT THE SHAREHOLDER MEETING	To be held July 5, 2022

Forward-looking Statements

This management information circular (“Circular”) contains certain “forward-looking statements” including with respect to the holding of the Meeting (defined below) to: (i) elect the directors of Flora Growth Corporation (“Flora” or the “Corporation”) for the ensuing year, (ii) re-appoint Davidson & Company LLP as auditor of the Corporation for the fiscal year ending December 31, 2022 and authorize the directors to fix their remuneration, (iii) approve the 2022 Incentive Compensation Plan (defined below) and (iv) confirm and ratify the repeal of the Old By-Laws (as defined herein), and confirm the New By-Law No. 1-A (defined below). Such forward-looking statements involve risks and uncertainties, many of which are outside of the control of the Corporation. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement contained herein speaks only as of the date of this Circular and, except as may be required by applicable securities laws, the Corporation disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

Unless otherwise stated, the information given in this Circular is given as of June 6, 2022.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the 2022 annual and special meeting of common shareholders of the Corporation to be held on July 5, 2022 at 9:00 a.m. (Eastern Standard Time) at the Corporation’s offices located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33312, for the purposes set forth in the accompanying Notice of Meeting and at any postponement(s) or adjournment(s) thereof (the “Meeting”). You have received this Circular because you owned common shares (“Common Shares”) of the Corporation as of May 31, 2022. The enclosed instrument of proxy is solicited by management of the Corporation. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation. The cost of solicitation, if any, will be borne by the Corporation. The Board (as defined herein) has by resolution fixed 9:00 a.m. (Eastern Standard Time) on June 30, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any postponement(s) or adjournment(s) thereof shall be delivered to Broadridge.

The board of directors of the Corporation (the “Board” and “Directors”) has set May 31, 2022 as the record date for the Meeting (the “Record Date”).

These materials are being sent to both registered and non-registered owners of the Common Shares. The Corporation or its agent has obtained information regarding non-registered owners in accordance with the applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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The Corporation or its transfer agent shall make a list of all persons who are registered shareholders of the Corporation (“Shareholders”) on the Record Date and the number of Common Shares registered in the name of each Shareholder on such date. Each Shareholder is entitled to one vote on each matter to be acted on at the Meeting for each Common Share registered in his, her or its name as it appears on the list.

All dollar amount references in this Circular, unless otherwise indicated, are expressed in United States dollars.

VOTING

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy (the “Proxy”) are Directors and/or officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM, HER OR IT ON HIS, HER OR ITS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS/HER/ITS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED TO BROADRIDGE AT 51 MERCEDES WAY, EDGEWOOD, NY 11717 NOT LATER THAN 9:00 A.M. (EASTERN STANDARD TIME) ON JUNE 30, 2022 OR NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 365 Bay Street, Suite 800, Toronto, Canada, ON, M5H 2V1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. As well, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chair of the Meeting before the proxy is exercised) and vote in person (or withhold from voting). If a Shareholder has voted on the internet or by telephone and wishes to change such vote, such Shareholder may vote again through such means before 9:00 a.m. (Eastern Standard Time) on June 30, 2022 or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before any adjournment or postponement of the Meeting.

For Shareholders who do not receive physical delivery of the form of proxy by mail due to a postal disruption or any other cause, the form of proxy for use by Shareholders is also available under the Corporation’s profile www.sec.gov. In the event of a postal disruption, Shareholders are encouraged to complete the form of proxy and return it to Broadridge not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Voting of Proxies

Registered Shareholders

If you are a registered Shareholder, meaning that you hold your Common Shares directly in your name through an account with our transfer agent, Continental Stock & Transfer Co., you can vote at the Meeting, as described above, or in advance of the Meeting either (i) online at www.proxyvote.com, (ii) by telephone by following the “Vote by Phone” instructions on the proxy card or (iii) by mail by completing, signing and returning the accompanying proxy card to Broadridge at its address indicated above. By voting by proxy, you can appoint anyone to be your proxyholder to attend the Meeting and vote your Common Shares according to your instructions. This person does not need to be a Shareholder. The Directors and/or executive officers named in the proxy form can act as your proxyholder and vote your Common Shares according to your instructions.

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The Common Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If you appoint the management proxyholders and do not indicate your voting instructions, they will vote your Common Shares:

•	FOR the appointment of each of the nominated directors;

•	FOR the re-appointment of Davidson & Company LLP as the Corporation’s auditors and authorize the directors to fix their remuneration;

•	FOR the approval of the 2022 Incentive Compensation Plan; and

•	FOR the confirmation and ratification of the repeal of the Old By-Laws and the confirmation of the New By-Law No. 1-A.

If you want to appoint someone other than those named in the enclosed form of proxy as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to prior to the deadline for the delivery of completed proxies, as described in greater detail above. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the Meeting to vote on your behalf and according to your instructions. If you do not indicate your voting instructions, your proxyholder can vote as he or she sees fit.

At the time of printing this Circular, management is not aware of any amendments, variations or other matters to come before the Meeting. If other matters are properly brought before the Meeting, your proxyholder can vote as he or she sees fit.

Broadridge must receive the completed proxy form by 9:00 a.m. (Eastern Standard Time) on June 30, 2022, or 48 hours (excluding Saturdays, Sundays or holidays) before any postponement(s) or adjournment(s) of the Meeting.

Non-Registered Shareholders

Non-registered Shareholders (“Non-Registered Shareholders”) are those holders who beneficially own Common Shares registered in the name of an intermediary with whom the Non-Registered Shareholder deals in respect of the Common Shares, such as banks, trust companies, securities dealers (each an “Intermediary”) or in the name of a clearing agency such as CDS & Co. or CEDE & CO. Securities laws require the Corporation to send the Meeting materials to the Intermediaries and clearing agencies so they can distribute them to our Non-Registered Shareholders. These materials include the Notice of Meeting, the Circular, a proxy or voting instruction form, and a copy of the Corporation’s annual financial statements (if the Non-Registered Shareholder requested a copy).

Intermediaries and clearing agencies must forward the Meeting materials to Non-Registered Shareholders unless the Non-Registered Shareholder has waived the right to receive them. If you are a Non-Registered Shareholder and have not waived the right to receive the materials, your package includes either a voting instruction form (not signed by your Intermediary) or a proxy form (signed by your Intermediary). Management does not intend to pay Intermediaries to forward any materials to objecting beneficial owners. Objecting beneficial owners will not receive Meeting materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

Either form instructs your Intermediary (the registered Shareholder) to vote your Common Shares according to your instructions. Be sure to send back your completed form as soon as possible to ensure your Intermediary carries out your voting instructions.

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Non-Registered Shareholders who do not receive physical delivery of their voting instruction form and control number by mail due to a postal disruption as a result of a labor disruption or other cause may obtain their control number and online or telephonic voting instructions by contacting their Intermediary that holds their Common Shares.

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Shareholders may attend the Meeting as a proxyholder for a Shareholder and vote Common Shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

We encourage Non-Registered Shareholders to review such instructions carefully and contact their Intermediary promptly to obtain their required control number or provide instructions to vote on their behalf and thereby ensure their vote is recorded through the internet and telephone system.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the approval of the 2022 Incentive Compensation Plan, as described in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on May 31, 2022, the Corporation had 76,943,381 Common Shares issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Record Date

The Board has fixed May 31, 2022, as the record date for the determination of Shareholders entitled to receive notice of, attend, and vote at the Meeting or any adjournment or postponement thereof. Any Shareholder of record at the close of business on the Record Date who either attends the Meeting and has received a voting number in accordance with the process set out under the heading “Solicitation of Proxies” of this Circular or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting, or any postponement or adjournment thereof.

Principal Holders of Common Shares

To the knowledge of the Directors and officers of the Corporation, as at the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

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ABOUT THE CORPORATION

We are an all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. As the operator of an extensive outdoor cannabis cultivation facility, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business units. The foundation of our business strategy is built on three core pillars:

•	Commercial & Wholesale - The Commercial and Wholesale pillar encompasses our cultivation, extraction, manufacturing and distribution of cannabis, its derivatives, plant-based extracts, and white-label or custom formulations with the intent to supply both domestic and international markets for both internal and third-party applications. This business is supported by existing cultivation on 249 acres and onsite laboratory facilities in Bucaramanga Colombia, together with two manufacturing and processing laboratories in Bogota, Colombia and one in Fort Lauderdale, Florida.

•	House of Brands - Flora’s “House of Brands” consists of a connected ecosystem of wellness and lifestyle consumer packaged goods that are designed to deliver unique experiences to its customers. These brands consist of a mix of products across multiple categories including food and beverage, nutraceuticals, cannabis accessories and technology, personal care, and pet wellness, that allow us to gain meaningful access to global markets. This brand strategy allows Flora to collect customer data through first-party relationships via each brand, creating an opportunity for customer acquisition, cross-promotion, consumer insights, and a database of opted-in consumers for new brand and product development opportunities.

•	Life Sciences - Flora’s Life Sciences pillar is focused on providing scientific based research connected to molecules found in the cannabis plant. Through the Life Sciences pillar, Flora works to create education platforms as well as to initiate research studies, clinical trials, and the development of plant-based, medical-grade pharmaceuticals, phytotherapeutics, and dietary supplements for use in target and broad-based use cases leveraging multiple modalities. We are currently working on a study in conjunction with the University of Manchester in the United Kingdom to assess the benefits of a proprietary CBD formulation on patients suffering from fibromyalgia and pain-related illnesses. Additionally, Flora is seeking approval from INVIMA, Colombia’s equivalent to the FDA, for a patent-pending cannabinoid formulation for use as a dietary supplement.

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BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements for the fiscal year ended December 31, 2021, together with the auditor’s report thereon, will be presented to Shareholders for review at the Meeting and were mailed to Shareholders with the Notice of Meeting and this Circular. No vote by the Shareholders is required with respect to this matter.

PROPOSAL 1. Appointment of Directors

The Board of Directors of the Corporation has nominated seven persons (the “Nominees”) for election as directors of the Corporation, who will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed. At the Meeting, Shareholders will be asked to elect these Nominees as directors of the Corporation.

The process for voting for election of each director will be by individual voting and not by slate. The Shareholders can vote for or withhold from voting on the election of each director on an individual basis. Each Nominee receiving a majority of the votes cast shall be appointed by our Shareholders.

Management recommends a vote “FOR” the appointment of each Nominee as director.

Other than Mr. Brandon Konigsberg, all Nominees for director currently serve on our Board of Directors. Set forth below is information regarding each Nominee’s age, tenure with the Corporation, background and experience, other directorships held within the past five years, and the specific experience, qualifications, attributes or skills that led to the conclusion by the Board that such person should serve as one of our directors. Each Nominee has consented to act as a director of the Corporation if appointed at the Meeting.

Luis Merchan, 41, was appointed Chief Executive Officer of Flora in December 2020, and was appointed Chairman of the Board of Directors in March 2022. He brings with him over a decade of experience in corporate strategy, enterprise sales management, merchandising, and executive management. Prior to joining Flora, from June 2013 to July 2020, Mr. Merchan worked at Macy’s Inc. (NYSE: M) in various roles of increasing responsibility, most recently as Vice President of Workforce Strategy and Operations at Macy’s Inc. from January 2020 to July 2020. While at Macy’s, Mr. Merchan developed, implemented, and oversaw a streamlined and efficient workforce strategy for Macy’s 540-store portfolio, distribution centers and credit card service centers. During Mr. Merchan’s tenure at Macy’s, he also led various sales and marketing initiatives, including the B2B corporate sales team that was responsible for $160 million in annual revenue. Mr. Merchan was awarded the Macy’s Chairman Award in 2015, 2016, 2017 and 2018. Mr. Merchan graduated from the Pontifical Xavierian University in Bogota, Colombia with a B.E. in Industrial Engineering, received his M.B.A. from McNeese State University and a Graduate Certificate in Marketing Management from the Harvard Extension School. Mr. Merchan also serves on the board of directors of Hoshi International, Inc, as an Advisory Council Member for both the Hispanic Scholarship Fund in New York City and the Mercy College Business School.

John Timothy (“Tim”) Leslie, 54, joined our Board of Directors in March 2022. He currently serves as an Executive in Residence at Beloit College as well as an independent management consultant to large technology and retail firms in Latin America and Europe. Previously, Mr. Leslie served as Chief Executive Officer of Leafly Inc., a cannabis information resource and technology company, from February 2019 to September 2020. Mr. Leslie also served as Leafly’s Chairman of the Board from February 2019 to August 2019. Prior to his time at Leafly, Mr. Leslie held various roles at Amazon.com for over 20 years, most recently as Vice President, Prime Video International from August 2013 to January 2019. Mr. Leslie also currently serves on the Board of Directors of Endocanna Health, Inc., a cannabis health care company, and New Frontier Data, a cannabis business intelligence company. Mr. Leslie received a Bachelor of Arts in Economics from Beloit College in 1989 and a Juris Doctor from Yale Law School in 1992.

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Dr. Beverley Richardson, 61, joined our Board of Directors in March 2021 and is a renowned psychotherapeutic practitioner whose collaborative efforts and clinical influence are reflected in some of the most compelling and effective addiction and behavioral health programs in North America, which include: Sierra Tucson (Arizona), the Meadows (Arizona) and Betty Ford Center (California). She has a Doctorate Degree in Psychology and is a B.C. Registered Clinical Counselor, Internationally Certified Eating Disorders Specialist, and EMDR Level II Trauma Therapist. Dr. Richardson has integrated her extensive experience in health and wellness with her entrepreneurial spirit to form her nutraceutical and bioscience research and development enterprises. From each of September 2020, March 2013, and October 2009 to the date hereof, Dr. Richardson respectively served as: (i) the Vice President of International Business at Phytorigins Botanicals Ltd., a Canadian biotech company, (ii) the Vice President of Science (Research and Development) at Phytology Nutraceuticals Ltd., a Canadian company focused on the manufacturing and sales of plant based medicines and psychoactive therapeutics, (iii) the managing director of Peyto Enterprises Ltd., a British Columbia company that Dr. Richardson founded operating in the lifestyle industry, and (iv) the managing director of Legacies Advisory Group Inc., a British Columbia consultant agency that Dr. Richardson founded which provides expertise in the planning, development and execution of addiction, behavioral health and wellness programs. Dr. Richardson obtained her Bachelor of Science from the University of Toronto, Master of Science from the University of Pennsylvania, and Doctor of Psychology from California Southern University, graduating magna cum laude.

Juan Carlos Gomez Roa, 58, joined our Board of Directors in March 2021 and has more than 20 years of experience working in Latin America in the gaming and entertainment industry. Mr. Gomez has been the Chief Executive Officer of Winner Group CIRSA since January 2000 and participated in the acquisition of Winner Group CIRSA by the Blackstone Group in April 2018. He earned his Bachelors Degree in Psychology from St. Thomas University in Colombia. Mr. Gomez is a director of several private companies in Colombia.

Dr. Annabelle Manalo-Morgan, Director, 37, joined our Board of Directors in June 2021 and is a scientist, educator, author, mother of five, and a respected key opinion leader. She is a cell and developmental biologist from Vanderbilt University in Nashville, Tennessee, with a background in neuroscience from Georgetown University. She earned her PhD in Cell and Developmental Biology with a focus in Cardio-Oncology and has since become a philanthropist and entrepreneur focused on pharmaceutical innovation and clinical trial research in medical cannabis. Currently, Dr. Manalo-Morgan has been the founder and Chief Scientific Officer at Masaya Medical, Inc. since 2019 and has served as the lead scientist at Medolife Rx since 2018.

Marc Mastronardi, 44, joined our Board of Directors in May 2021. He has been the Chief Stores Officer of Macy’s Inc. (NYSE: M) since February 2020. Prior to his current role, Mr. Mastronardi held multiple roles at Macy’s since March 2014, including Macy’s Senior Vice President of Store Operations and Customer Experience, where he was responsible for enterprise-wide store operations, sales and customer service. Mr. Mastronardi has also led multiple functions within the organization responsible for the creation and expansion of new business concepts, leased partnerships and diverse, owner-led businesses. He currently serves on the board of Delivering Good, NYC, the executive committee of the Fashion Scholarship Fund, and is the executive sponsor of the Macy’s Working Families Employee Resource Group. Mr. Mastronardi is a graduate of Boston College where he earned a Bachelors of Science in Finance and Accounting.

Brandon Konigsberg, 51, is a Nominee for director. Mr. Konigsberg is a seasoned finance leader and a former executive of JPMorgan Chase. From 1996 through 2020, Mr. Konigsberg held leadership roles in Finance and Treasury and served as a CFO and COO for various growing and turnaround business units at JPMC. He also managed the company’s global balance sheet, liquidity and interest rate risks. After 24-years at JPMC, Mr. Konigsberg retired to focus on consulting, advisory and entrepreneurial ventures. He is currently the President and CFO of TradeUp, an educational finance company which he joined as a consultant in 2021. Since 2019, Mr. Konigsberg has served as a Director and member of the Audit Committee of GTJ REIT,Inc., a public industrial REIT. Since November 2021, he has also served as a Director, Chair of the Compensation Committee and member of the Audit Committee of Chicago Atlantic Real Estate Finance, Inc., a specialty mortgage REIT.

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Director Qualifications

The Nominating and Corporate Governance Committee (“NCG”) of the Board has created policies regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Board. Generally, the NCG considers the entirety of each candidate’s qualifications and credentials. At a minimum, all candidates for director must possess high personal and professional ethics and integrity; an ability to exercise sound judgment; an ability to make independent analytical inquiries; an ability and willingness to devote sufficient time and resources to diligently perform Board duties; and appropriate and relevant business experience and acumen. The NCG believes there are other criteria that should be taken into account including any potential conflicts of interest as well as a candidate’s demographic background (gender, race, ethnicity, nationality, to name a few). Additionally, a majority of the members of the Board must meet the criteria for independence under the NASDAQ listing rules, as in effect from time to time and as interpreted by the Board in its business judgment.

The above-mentioned attributes, along with the leadership skills and other experiences of the officers of the Corporation and the Board members set forth above, are expected to provide the Corporation with a diverse range of perspectives and judgment necessary to facilitate the Corporation’s goals of shareholder value appreciation through organic and acquisition growth and to promote the interests of the Corporation’s other stakeholders.

MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES DISCUSSED ABOVE AND PROXIES RECEIVED WILL BE SO VOTED UNLESS A SHAREHOLDER HAS SPECIFIED CONTRARY INSTRUCTIONS IN THE PROXY.

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PROPOSAL 2. Re-Appointment of Davidson & Company LLP as the Corporation’s Auditors for the Fiscal Year Ending December 31, 2022.

Davidson & Company LLP has served as the Corporation’s independent registered public accounting firm since its appointment on October 30, 2020. Management is soliciting proxies from Shareholders in favour of the re-appointment of Davidson & Company LLP as the Corporation’s auditors, to hold office for the fiscal year ending December 31, 2022, and to authorize the directors to fix their remuneration.

The affirmative vote of a simple majority of the valid votes cast at the Meeting is required to re-appoint Davidson & Company as the Corporation’s auditors for the fiscal year ending December 31, 2022 and to authorize the Board to fix their remuneration.

MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE RE-APPOINTMENT OF DAVIDSON & COMPANY LLP AS THE CORPORATION’S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022 AND AUTHORIZING THE BOARD TO FIX THEIR REMUNERATION, AND PROXIES EXECUTED AND RETURNED WILL BE SO VOTED UNLESS CONTRARY INSTRUCTIONS ARE INDICATED THEREON.

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PROPOSAL 3. Approval of Flora Growth Corp. 2022 Incentive Compensation Plan

Background

The Corporation’s Compensation Committee has recommended, and the Board has adopted the Flora Growth Corp. 2022 Incentive Compensation Plan (the “2022 Incentive Compensation Plan”) and recommended that it be submitted to the Corporation’s Shareholders for their approval at the Meeting.

The Corporation previously adopted a “rolling” stock option plan (the “Prior Plan”) which was approved by the Shareholders and which authorized the Corporation to grant stock options constituting up to 10% of the Corporation’s issued and outstanding Common Shares at the time of each option grant, to employees, consultants and directors of the Corporation. The Prior Plan was designed to advance the interests of the Corporation by encouraging optionees to have equity participation in the Corporation through the acquisition of Common Shares. As of May 31, 2022, a total of 1,762,667 Common Shares have been issued pursuant to previously granted stock options that have been exercised and 5,240,378 Common Shares are issuable pursuant to outstanding stock options under the Prior Plan.

Upon approval of the 2022 Incentive Compensation Plan by the Corporation’s Shareholders (the “Shareholder Approval Date”), no further grants will be made under the Prior Plan; however, any currently outstanding stock options granted prior to the Shareholder Approval Date will remain in effect until they have been exercised or terminated or have expired in accordance with the terms of the Prior Plan. If the Shareholders do not approve the 2022 Incentive Compensation Plan, the Prior Plan shall continue in full force and effect. Below is a summary of certain principal features of the 2022 Incentive Compensation Plan. This summary is qualified in its entirety by reference to the complete text of the 2022 Incentive Compensation Plan, a copy of which is attached hereto as Exhibit “A”.

Purpose

The purpose of the 2022 Incentive Compensation Plan is to assist the Corporation and its subsidiaries and other designated affiliates, which we refer to herein as “Related Entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors consultants and other persons who provide services to the Corporation or its Related Entities, by enabling such persons to acquire or increase a proprietary interest in the Corporation in order to strengthen the mutuality of interests between such persons and the Corporation’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

The 2022 Incentive Compensation Plan will become effective upon the approval by the Corporation’s Shareholders. Shareholder approval of the 2022 Incentive Compensation Plan is required (i) for purposes of complying with the stockholder approval requirements for the listing of Common Shares on the NASDAQ Global Market, (ii) to comply with the incentive stock options rules under Section 422 of the United States Internal Revenue Service Code (the “Code”), and (iii) for the 2022 Incentive Compensation Plan to be eligible under the “plan lender” exemption from the margin requirements of Regulation U promulgated under the United States Securities Exchange Act of 1934, as amended, which we refer to herein as the “Exchange Act”.

Shares Available for Awards

Under the 2022 Incentive Compensation Plan, the total number of Common Shares reserved and available for delivery under the 2022 Incentive Compensation Plan (“Awards”) at any time during the term of the Plan shall be equal to 6,000,000 Common Shares. Awards issued in substitution for awards previously granted by a company acquired by the Corporation or a Related Entity, or with which the Corporation or any Related Entity combines, do not reduce the limit on grants of Awards under the 2022 Incentive Compensation Plan. The maximum aggregate number of shares that may be delivered under the 2022 Incentive Compensation Plan as a result of the exercise of stock options shall be 4,000,000 Common Shares.

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Subject to adjustment as provided in the 2022 Incentive Compensation Plan, in any fiscal year of the Corporation during any part of which the 2022 Incentive Compensation Plan is in effect, no participant who is a member of the Board but is not also an employee or consultant to the Corporation or Related Entity may be granted any Awards that have a “fair value” as of the date of grant, as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance) that exceeds $250,000 in the aggregate.

No awards may be made under the Prior Plan after the Shareholder Approval Date; however, any currently outstanding stock options granted prior to the Shareholder Approval shall remain in effect until they have been exercised or terminated or have expired.

The committee designated and empowered by the Board to administer the 2022 Incentive Compensation Plan (“Committee”) is authorized to adjust the limitations described in the preceding paragraph and is authorized to adjust outstanding Awards (including adjustments to exercise prices of stock options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, Common Share or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Common Shares so that an adjustment is appropriate. The Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Eligibility

The persons eligible to receive Awards under the 2022 Incentive Compensation Plan are the officers, directors, employees, consultants and other persons who provide services to the Corporation or any Related Entity. The foregoing notwithstanding, only employees of the Corporation, or any parent corporation or subsidiary company of the Corporation (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), are eligible for purposes of receiving any incentive stock options (“ISOs”). An employee on leave of absence may be considered as still in the employ of the Corporation or a Related Entity for purposes of eligibility for participation in the 2022 Incentive Compensation Plan.

Administration

The 2022 Incentive Compensation Plan is to be administered by the Committee; provided, however, that except as otherwise expressly provided in the 2022 Incentive Compensation Plan, the Board may exercise any power or authority granted to the Committee under the 2022 Incentive Compensation Plan. Subject to the terms of the 2022 Incentive Compensation Plan, the Committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each person who has been granted an Award under the 2022 Incentive Compensation Plan which remains outstanding (a “Participant”)), and the rules and regulations for the administration of the 2022 Incentive Compensation Plan, construe and interpret the 2022 Incentive Compensation Plan and Award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2022 Incentive Compensation Plan.

Stock Options and Stock Appreciation Rights

The Committee is authorized to grant stock options, including both ISOs, which can result in potentially favorable tax treatment to the participant, and non‑qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a Common Share on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the Committee but may not be less than 100% of the fair market value of a Common Share on the date the award is granted. An option granted to a person who owns or is deemed to own stock representing 10% or more of the voting power of all classes of stock of the Corporation or any parent company (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the exercise price for the option is not less than 110% of the fair market value of a Common Share on the date such ISO is granted.

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For purposes of the 2022 Incentive Compensation Plan, the term “fair market value” means the fair market value of Common Shares, Awards or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the fair market value of a Common Share as of any given date shall be the closing price of a Common Share on the business day that immediately precedes the date as of which the value is being determined as quoted on the NASDAQ Stock Market or such other national or regional securities exchange or market system constituting the primary market on which a Common Share is traded, as reported in The Wall Street Journal or such other source as the Corporation deems reliable or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment, generally are fixed by the Committee, except that no option or stock appreciation right may have a term exceeding ten years, and no ISO granted to a 10% shareholder (as described above) may have a term exceeding five years (to the extent required by the Code at the time of grant). Methods of exercise and settlement and other terms of options and stock appreciation rights are determined by the Committee. The Committee thus may permit the exercise price of options awarded under the 2022 Incentive Compensation Plan to be paid in cash, shares, other Awards or other property (including loans to participants).

Restricted Stock and Restricted Stock Units

The Committee is authorized to grant restricted stock and restricted stock units. Restricted stock is a grant of Common Shares which may not be sold or disposed of, and which is subject to such risks of forfeiture and other restrictions as the Committee may impose. A participant granted restricted stock generally has all of the rights of a shareholder of the Corporation, unless otherwise determined by the Committee. An Award of restricted stock units confers upon a participant the right to receive Common Shares at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the Committee may impose. Prior to settlement, an Award of restricted stock units carries no voting or dividend rights, or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, Common Shares, other Awards or other property equal in value to dividends paid on a specific number of Common Shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional Common Shares, Awards or otherwise as specified by the Committee.

Bonus Stock and Awards in Lieu of Cash Obligations

The Committee is authorized to grant Common Shares as a bonus free of restrictions, or to grant Common Shares or other Awards in lieu of Corporation obligations to pay cash under the 2022 Incentive Compensation Plan or other plans or compensatory arrangements, subject to such terms as the Committee may specify.

Other Stock‑Based Awards

The Committee or the Board is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to Common Shares. The Committee determines the terms and conditions of such Awards.

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Performance Awards

The Committee is authorized to grant performance awards to participants on terms and conditions established by the Committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the Committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of Common Shares or by reference to a designated amount of property including cash. Performance awards may be settled by delivery of cash, Common Shares or other property, or any combination thereof, as determined by the Committee.

Other Terms of Awards

Awards may be settled in the form of cash, Common Shares, other Awards or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee is authorized to place cash, Common Shares or other property in trusts or make other arrangements to provide for payment of the Corporation’s obligations under the 2022 Incentive Compensation Plan. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any Common Shares or other property to be distributed will be withheld (or previously acquired Common Shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2022 Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Committee may, in its discretion, permit transfers subject to any terms and conditions the Committee may impose thereon.

Awards under the 2022 Incentive Compensation Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant Awards in exchange for other Awards under the 2022 Incentive Compensation Plan, awards under other Corporation plans, or other rights to payment from the Corporation, and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.

Acceleration of Vesting; Change in Control

The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the Committee, vesting shall occur automatically in the case of a “change in control” of the Corporation, as defined in the 2022 Incentive Compensation Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control). In addition, the Committee may provide in an Award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”

Amendment and Termination

The Board may amend, alter, suspend, discontinue or terminate the 2022 Incentive Compensation Plan or the Committee’s authority to grant Awards without further shareholder approval, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which Common Shares are then listed or quoted. Thus, shareholder approval may not necessarily be required for every amendment to the 2022 Incentive Compensation Plan which might increase the cost of the 2022 Incentive Compensation Plan or alter the eligibility of persons to receive Awards. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by the Board, the 2022 Incentive Compensation Plan will terminate at the earliest of (a) such time as no Common Shares remain available for issuance under the 2022 Incentive Compensation Plan, (b) termination of the 2022 Incentive Compensation Plan by the Board, or (c) the tenth anniversary of the Shareholder Approval Date. Awards outstanding upon expiration of the 2022 Incentive Compensation Plan shall remain in effect until they have been exercised or terminated or have expired.

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Federal Income Tax Consequences of Awards

The 2022 Incentive Compensation Plan is not qualified under the provisions of section 401(a) of the Code and is not subject to any of the provisions of the United States Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

An optionee generally is not taxed upon the grant of a nonqualified stock option granted under the 2022 Incentive Compensation Plan. On exercise of a nonqualified stock option granted under the 2022 Incentive Compensation Plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the Common Shares acquired on exercise of the option over the exercise price. If the optionee is an employee of the Corporation or a Related Entity, that income will be subject to the withholding of income and employment taxes. The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his or her holding period for those shares will begin on the exercise date.

If an optionee pays for Common Shares on exercise of an option by delivering shares of the Corporation’s stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee’s tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he or she had paid the exercise price in cash. If a separate identifiable stock certificate or other indicia of ownership is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee’s tax basis in the shares represented by that certificate or other indicia of ownership will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee’s tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

The Corporation generally will be entitled to a deduction for income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for the Corporation and is reasonable in amount, and either the employee includes that amount in income or the Corporation timely satisfies its reporting requirements with respect to that amount.

Incentive Stock Options

The 2022 Incentive Compensation Plan provides for the grant of stock options that qualify as “incentive stock options” as defined in section 422 of the Code, which we refer to as ISOs. Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the “Required Holding Period”, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.

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If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which disposition we refer to as a “Disqualifying Disposition”, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an ISO by delivering shares of stock acquired previously pursuant to the exercise of an ISO before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents “pyramiding” the exercise of an ISO (that is, exercising an ISO for one share and using that share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

The Corporation is not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, the Corporation generally is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for the Corporation and is reasonable in amount, and either the employee includes that amount in income or the Corporation timely satisfies its reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested when it is received under the 2022 Incentive Compensation Plan (for example, if the employee is required to work for a period of time in order to avoid forfeiture of the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the United States Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the stock award, equal to the excess, if any, of the fair market value of the stock on the date the stock award is granted over any amount paid by the recipient in exchange for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Upon the disposition of any stock received as a stock award under the 2022 Incentive Compensation Plan, the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.

The Corporation generally will be entitled to a deduction for income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for the Corporation and is reasonable in amount, and either the employee includes that amount in income or the Corporation timely satisfies its reporting requirements with respect to that amount.

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Stock Appreciation Rights

The Corporation may grant stock appreciation rights (“SARs”) separate from any other Award, which we refer to as “Stand-Alone SARs”, or in tandem with options, which we refer to as “Tandem SARs”, under the 2022 Incentive Compensation Plan. Generally, the recipient of a Stand-Alone SAR will not recognize any taxable income at the time the Stand-Alone SAR is granted.

With respect to Stand-Alone SARs, if the recipient receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the SARs in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone SARs. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the recipient will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.

In general, there will be no income tax deduction allowed to the Corporation upon the grant or termination of Stand-Alone SARs or Tandem SARs. Upon the exercise of either a Stand-Alone SAR or a Tandem SAR, however, the Corporation generally will be entitled to a deduction for income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value of the amount received. The Corporation generally will be entitled to a deduction for income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the dividend equivalent award, provided that the deduction is not otherwise disallowed under the Code.

Section 162 Limitations

Section 162(m) to the Code, generally disallows a public company’s tax deduction for compensation to covered employees in excess of US$1 million in any tax year.

Importance of Consulting Tax Adviser

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult his or her tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an Award or the disposition of stock acquired as a result of an Award.

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At the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the 2022 Incentive Compensation Plan:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Incentive Compensation Plan of Flora Growth Corporation (the “Corporation”), as described in the management information circular of the Corporation dated June 6, 2022, is hereby approved including the reservation for issuance thereunder at any time of 6,000,000 common shares in the capital of the Corporation; and

2.

any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination, provided such actions are carried out within the limit of the law.”

In order to for the ordinary resolution approving the 2022 Incentive Compensation Plan to pass, at least a majority of the votes cast by the Shareholders present at the Meeting in person or by proxy must be voted in favor of the resolution.

MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE 2022 INCENTIVE COMPENSATION PLAN AND PROXIES EXECUTED AND RETURNED WILL BE SO VOTED UNLESS CONTRARY INSTRUCTIONS ARE INDICATED THEREON.

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PROPOSAL 4. Confirmation and Ratification of repeal of Old By-Laws and Confirmation of New By-Law No. 1-A

The Corporation has recently undertaken a review of the old by-laws of the Corporation (the “Old By-Laws”), particularly in light of evolving corporate governance best practices and the listing in May 2021 of the Common Shares on the NASDAQ Capital Market, and determined that it would be in the best interests of the Corporation to implement a new by-law no. 1-A (the “New By-Law No. 1-A”) in order to incorporate such best practices and implement certain other desirable changes to update the Old By-Laws.

The New By-Law No. 1-A is standard in its form and governs all aspects of the business and affairs of the Corporation, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meeting, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Corporation and similar matters.

A summary of the material changes of the New By-Law No. 1-A compared to the Old By-Laws is set out in the table below. The full text of the New By-Law No. 1-A is attached hereto as Exhibit “B”.

Section	Old By-law No. 1	New By-Law No. 1-A
Business of the Corporation	By-law 1 is silent with respect to books, records, and minute books

2.2 – Any records administered by the Corporation, including its security register, books of account and minute books may be maintained in a bound or loose-leaf book or electronically. The Corporation must make these records available for inspection pursuant to applicable law.

Divisions and Departments	10.01 – The Board may cause the business to be divided or segregated into one or more subsidiaries, partnerships or other legal entities as the Board sees appropriate.

2.8 – Consolidated into “Business of the Corporation” and adds the authority of not only the Board to sub-divide, consolidate and otherwise divide the Corporation, but also any officer authorized by the Board.

Execution of Instruments

2.04 – Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any officer or director and instruments in writing are binding on the Corporation.

2.5 – Added language allowing any one director or officer to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute all assignments, transfers, conveyances, powers of attorney and other instruments.

2.5 – Added language pursuant to electronic commerce legislation allowing for electronic signature in the execution of documents.

Qualification	3.02 – The Board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act.	4.2 – Removed Canadian residency requirement to reflect recent updates to the Business Corporations Act (Ontario).
Termination/Vacation of Office	3.05 - A director ceases to hold office when he dies, resigns, is removed from office by the shareholders, becomes of unsound mind or becomes bankrupt	4.4 – Removed language relating to “becoming of unsound mind” and “bankrupt” replacing with: (iii) ceases to be qualified for election as a director.
Resolutions in Writing	9.21 – A written resolution signed by all the shareholders entitled to vote at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.22 – provides for an ordinary resolution of a private company to be approved in writing by a majority of shareholders, to reflect recent updates to the Business Corporations Act (Ontario).

4.19 – Added language allowing for a resolution in writing to be signed by the directors in any number of counterparts, including facsimile or electronic signature. An electronic signature can be relied on by other directors, the Corporation and the shareholders as conclusive evidence that the resolution in writing has been executed.

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Directors – One Director	By-law 1 is silent with respect to whether one director may constitute a meeting.	4.20 – Added language stipulating that if the Corporation has only one director, that director may constitute a meeting
Committees

4.01 – The Board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the Board except those which pertain to items, under the Business Corporations Act (Ontario) or any unanimous shareholder agreement governing the Corporation, a committee of directors has no authority to exercise.

5.2 - Added language with respect to offering corporations including the requirement for an offering corporation to appoint an audit committee to be composed of at least three directors, a majority of whom are not officers or employees of the Corporation.

5.4 – Authorizes the Board to appoint advisory committees as it may deem advisable.

5.6 – Limits the authority on managing directors and committees of directors from declaring dividends, filling board and officer vacancies, adopting, amending, and repealing by-laws, approving amalgamations, and other transactions beyond the ambit of a committee/managing director.

Officers	By-law 1 is silent with respect to fidelity bonds (i.e., insurance policies that protect policyholder companies from wrongful acts committed by employees).

6.10 – The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety that the Board may, from time to time, determine.

Meeting of Shareholders – Quorum	9.11 - Minimum Quorum – at least 10% of shares entitled to vote.	10.12 - Minimum Quorum – at least 35% of the shares entitled to vote.
Meetings of Shareholders – Ballot Voting	9.18 – Ballot voting if demanded or required.

10.18 and 10.19 – Ballot voting if demanded or required, and makes clear that voting shall be conducted by ballot of required pursuant to the Business Corporations Act (Ontario) and/or the relevant stock exchange on which the Corporation’s shares are posted for trading.

Forum Selection	By-law 1 is silent with respect to the forum governing adjudication of certain disputes.

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario and the appellate courts therefrom will be the sole and exclusive forum for dispute resolution.

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On March 28, 2022, the Board approved the repeal of the Old By-Laws and the adoption of the New By-Law No. 1-A (collectively, the “By-Law Amendments”). The By-Law Amendments became effective upon being approved by the Board; however, under the Business Corporations Act (Ontario), the Board is required to submit the By-Law Amendments to the Shareholders at the next meeting of the shareholders of the Corporation, at which time the Shareholders may confirm, reject or amend the By-Law Amendments. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, a resolution to confirm, ratify and approve the repeal of the Old By-Laws and to confirm the New By-Law No. 1-A (collectively, the “By-Law Resolution”). If the By-Law Resolution is approved by the Shareholders, the By-Law Amendments will continue to be effective. Failing confirmation by the Shareholders at the Meeting, the By-Law Amendments will terminate and be of no further force or effect, and the Corporation would continue to be governed by the Old By-Laws.

Accordingly, at the Meeting, Shareholders will be asked to approve the following resolution confirming the By-Law Amendments:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

By-Law No. 1-A of Flora Growth Corporation (the “Corporation”), in the form attached as Exhibit B to the management information circular of the Corporation dated June 6, 2022, as previously adopted by the board of directors of the Corporation (the “Board”) on March 28, 2022, is hereby approved and confirmed as a by-law of the Corporation;

2.	the repeal of all previous by-laws of the Corporation by the Board on March 28, 2022, is hereby ratified, approved and confirmed; and

3.

any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination, provided such actions are carried out within the limit of the law.”

MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE BY-LAW RESOLUTION AND PROXIES EXECUTED AND RETURNED WILL BE SO VOTED UNLESS CONTRARY INSTRUCTIONS ARE INDICATED THEREON.

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CORPORATE GOVERNANCE AND BOARD MATTERS

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its stakeholders, particularly the Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The Board fulfills its mandate directly at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.

The Corporation believes that its corporate governance practices are in compliance with applicable requirements for foreign private issuers listed on the NASDAQ Capital Markets. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate, particularly through its Nomination and Governance Committee. Pease also see “Nomination and Corporate Governance Committee” below.

Ethical Business Conduct

The Board is apprised of the activities of the Corporation and ensures that it conducts such activities in an ethical manner and in accordance with its code of business conduct and ethics (the “Code of Conduct”) and anti-bribery and anti-corruption policy.

The Code of Conduct, which is applicable to all of the Corporation’s directors, officers and employees, has been adopted by the Corporation to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	promote the full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the Securities and Exchange Commission, as well as in other public communications made by or on behalf of the Corporation;

•	promote compliance with applicable governmental laws, rules and regulations;

•	deter wrongdoing; and

•	require prompt internal reporting of breaches of, and accountability for adherence to, the Code of Conduct.

In addition, the Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to consultants, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary actions for violations of ethical business conduct. In particular, the Board ensures that directors exercise independent judgment in considering transactions and certain activities of the Corporation by establishing committees comprised of independent directors to advise the full Board, by holding in-camera sessions of independent directors, and by having each director declare his or her interest in a particular transaction and abstaining from voting on such matters, each when and where applicable.

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ABOUT THE BOARD

Independence of Directors

NASDAQ listing standards require that a majority of the Board be independent. An “independent director” is defined generally as a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship in which, in the opinion of the board of directors of such company, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

All of our current directors are independent pursuant to the rules of the NASDAQ except for Mr. Merchan, our Chairman and Chief Executive Officer and Dr. Manalo-Morgan. Our Board has determined that Mr. Konigsberg, if appointed by the Shareholders at the Meeting, would qualify as an independent director.

Board Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution, based upon advice from the Nomination and Corporate Governance Committee. The Chairman of the Board also encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

Board Committees

Our Board has established three standing committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Nomination and Corporate Governance Committee. Below is a summary of each of our committees:

Audit Committee

 Our Audit Committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The Audit Committee is currently composed of Mr. Tim Leslie, Dr. Beverley Richardson and Mr. Juan Carlos Gomez Roa, with Mr. Leslie serving as chair. Mr. Leslie qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K and as “financially literate” within the meaning of National Instrument 52-110. Our Board of Directors has affirmatively determined that Mr. Leslie, Dr. Richardson and Mr. Gomez each meet the definition of “independent director” for purposes of serving on the Audit Committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under National Instrument 52-110. Provided that the Shareholders appoint Mr. Konigsberg as a director at the Meeting, it is expected that he will serve on the Audit Committee.

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Both our independent registered public accounting firm and management personnel periodically meet privately with our Audit Committee.

Pursuant to the terms of its charter, our Audit Committee must pre-approve all audit and permitted non-audit services to be performed by our independent registered public accounting firm.

The following table provides information regarding fees paid by Flora to Davidson & Company LLP, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020

Audit fees (1)	$200,000	130,000
Audit related fees (2)	123,500	-
Tax Fees (3)	-	-
All other fees	-	-
Total	$323,500	$130,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

(3)	Includes professional fees related to tax returns and other tax related services.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our Board of Directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

The Compensation Committee is currently composed of Dr. Beverley Richardson and Marc Mastronardi, with Dr. Richardson serving as chair. Our Board of Directors has affirmatively determined that Dr. Richardson and Mr. Mastronardi each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under National Instrument 52-110. Provided that the Shareholders appoint Mr. Konigsberg as a director at the Meeting, it is expected that he will serve on the Compensation Committee.

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Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

•	overseeing succession planning for our executive officers;

•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and

•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

The Nominating and Corporate Governance Committee is currently composed of Marc Mastronardi, Juan Carlos Garcia Roa and Dr. Annabelle Manalo-Morgan with Mr. Mastronardi serving as chair. Our Board of Directors has affirmatively determined that Messrs. Mastronardi and Gomez each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, the independence standards under Rule 10A-3 of the Exchange Act and under National Instrument 52-110. It is anticipated that following the Meeting, Tim Leslie will replace Dr. Manalo-Morgan on the Nominating and Corporate Governance Committee.

Directors’ and Officers’ Insurance and Indemnification

In accordance with the Business Corporations Act (Ontario) and pursuant to the by-laws of the Corporation, subject to certain conditions, the Corporation shall indemnify its directors and officers against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity. The Corporation also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers.

Director Compensation

During 2021, each independent board member received $5,000 per quarter for his or her services as board members and $2,000 per meeting attended. In addition, the chairperson of the Corporation’s Audit, Compensation and Nominating and Corporate Governance committees, each received $25,000 for their services and the Chairman of the Board received $75,000 for his services.

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The following table sets forth the compensation for paid in 2021 to our non-employee directors for their service as directors. Mr. Merchan did not and does not receive any compensation for his service as a director.

Name:	Fees earned or paid in cash ($)	Option award(1) ($)	Total ($)	Outstanding options as of December 31,2021 (Common Shares)

Dr. Bernard Wilson(2)	148,000	227,732	375,732	316,666
Dr. Beverly Richardson	71,000	75,910	46,910	216,666
Juan Carlos Gomez Roa	46,000	75,910	121,910	216,666
Dr. Annabelle Manalo-Morgan(3)	130,000	303,642	433,642	200,000
Marc Mastronardi(4)	49,500	752,932	802,432	332,783
John Timothy Leslie(5)	--	--	--	--
Stan Bharti(6)	272,807	--	272,807	--

(1)	Option awards are based on the Black-Scholes option valuation model.
(2)	Dr. Wilson resigned as Chairman of the Board on March 15, 2022.
(3)

Dr. Manalo-Morgan became a director in June 2021. Compensation received by Dr. Manalo-Morgan includes $100,000 in consulting fees pursuant to a consulting agreement (See – “Director Compensation” below).

(4)	Mr. Mastronardi became a director in May 2021.
(5)	Mr. Leslie was appointed to fill the vacancy created by Dr. Wilson’s resignation, effective March 15, 2022. As such, he received no compensation for 2021.
(6)

Mr. Bharti is a former director of the Corporation and resigned from the Board in August 2021. All compensation received by Mr. Bharti reflects amounts paid to him pursuant to consulting agreements between the Corporation and affiliated companies of Mr. Bharti (See “Related Party Transactions” below).

During the fourth fiscal quarter of 2021, the Corporation entered into an agreement with Dr. Manalo-Morgan, a member of our Board, to serve in the additional capacity as Medical Advisor to the Corporation. In connection with this agreement, Dr. Manalo-Morgan will be responsible for (i) developing and identifying medical applications of cannabinoids for the Corporation for the treatment of various ailments and (ii) supporting the Corporation’s public relations efforts and assisting the Corporation with its media engagements. For these services, the Corporation paid Dr. Manalo-Morgan $100,000 in 2021 and will pay her $15,000 per month for so long as the agreement remains in place. The foregoing was approved by the Corporation’s Audit Committee and, by virtue of the payments to Dr. Manalo-Morgan, our Nominating and Corporate Governance has determined that she no longer qualifies as an “independent” board member as such term is defined under Nasdaq Listing Rule 5605.

Please see “Stock Options” below for a description of common share options granted to our directors during fiscal year 2021.

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EXECUTIVE OFFICERS OF THE CORPORATION

Our day-to-day management is carried out by our Chief Executive Officer and our other executive officers. Subject to rights pursuant to any employment or consulting agreements, executive officers serve at the discretion of the Board. A brief biography of each of our current executive officers (other than Mr. Merchan) is set forth below.

James Choe, 43, joined Flora in November 2021 following our acquisition of VBI, a company he co-founded and served as CEO since September 2017. In March 2022, Mr. Choe was appointed our Chief Strategy Officer and brings over 20 years of proven leadership and experience, having consulted and advised over 100 brands to date, while he has also led the design, development and successful launch of more than 500+ products across many consumer categories. Prior to co-founding VBI, he was the founder and Managing Partner of DRVN Partners (June 2015 to December 2019), a go-to-market firm with extensive experience developing early-stage companies, specializing in supporting high-growth companies with brand, creative, e-commerce and retail strategy and execution. From June 2014 to December 2018, he served as Chief Strategy Officer, then as Strategic Advisor, at an early-stage venture in NYC, GuardLab, an emerging market disruptor leveraging 3D technology platforms in the development of neuromuscular mouthguards and appliances. From January 2010 to February 2014, Mr. Choe served as Vice President of Sports & Retail Marketing at SKLZ, a global leader in sports training and skill development products. Mr. Choe’s early experience with startups began as a Business Development and Field Support Engineer, with broadband pioneer ISP Channel, a subsidiary of Softnet Systems, Inc. in Mountain View, CA (January 1999 to May 2003). From 2006 through 2019, Mr. Choe represented athletes in the Olympics, NFL, MLB, NHL, Lacrosse and Action Sports in all marketing, licensing, endorsement-related endeavors. Originally from Saratoga, California, Choe graduated from San Diego State University with a BA in Economics and now resides in Carlsbad, CA.

Lee Leiderman, 56, became our Chief Financial Officer in June 2021. He started his career at PricewaterhouseCoopers and held several corporate positions within Philip Morris International, Caterpillar and RR Donnelley, gaining substantial financial management experience for U.S.-listed public companies. From April 2016 to May 2019, Mr. Leiderman served as the Chief Accounting Officer at OSI Group, and from May 2020 to June 2021, he served as the CFO of Nurture Life Inc. Mr. Leiderman has over 25 years of experience working with public and private companies in connection with accounting, mergers and acquisitions, transfer pricing, and investment analysis. Mr. Leiderman is a CPA with a BA in Accounting and International Business from Susquehanna University.

Matthew Cohen, 56, joined Flora in August 2021 as our VP of Legal and was appointed as our General Counsel in March 2022. He is a corporate and securities lawyer with 30 years’ experience representing both public and private companies throughout all phases of their corporate life cycle. From October 2018 to January 2020, Mr. Cohen served as General Counsel, and from March 2018 to October 2018 he served as Corporate Counsel to Playa Hotels & Resorts, NV (Nasdaq: PLYA), the owner and operator of all-inclusive hotels throughout Mexico and the Caribbean. Between August 2014 and August 2017, he served as General Counsel for companies engaged in the healthcare, technology and energy industries. From 2001 through 2014, Mr. Cohen served as a Partner/Shareholder in the following law firms: Buchanan Ingersoll & Rooney PC., (2012 to 2014), Thompson & Knight LLP (2008 to 2012) and Eaton & Van Winkle, LLP (2001 to 2008). Mr. Cohen graduated from Emory University with a Bachelor of Arts in Biology and earned his Juris Doctor from Brooklyn Law School.

Jason Warnock, 49, joined Flora in June 2021 as our Chief Revenue Officer and was appointed our Chief Commercial Officer in March 2022. He is an accomplished global sales leader and executive, bringing more than 20 years of experience driving revenue growth and go-to-market strategy for high-profile, Fortune 500 brands. Mr. Warnock has spent the last 15 years in the cannabis, competitive advertising, communications, and emerging technology fields where his work focused on building companies and brands from the ground up, working on strategic mergers and acquisitions, and creating sustainable, resonant financing and marketing campaigns. Prior to joining Flora, from March 2017 to September 2019, Mr. Warnock served as the Chief Executive Officer of TheraCann International Benchmark Corporation, a global logistics, technology and cannabis management software company. From June 2007 to December 2016, he served as the Chief Executive Officer of Post+Beam, an international communications, innovation and marketing firm. Mr. Warnock has been a leader in sustainable practices and design from his earlier work as a Director with the architectural division of Hunter Douglas (January 2002 – June 2007) where he also chaired the Education and Events committee, Special Programs working group and Education Steering committee for the United States Green Building Council (USGBC).

Jessie Casner, 34, joined Flora in November 2021 following our acquisition of VBI, where she led marketing and sales from September 2019 until the acquisition. Ms. Casner was appointed our Chief Marketing Officer in March 2022 and brings over a decade of proven experience in omnichannel marketing and storytelling. Prior to VBI, Ms. Casner operated her own marketing agency which developed and executed bespoke go-to-market plans and built over 300 marketing strategies for businesses in diverse sectors. As an early team member of The Active Network during its rapid growth phase (pre-IPO and acquisition), MOGL (now Figg, during its series A & B funding), 2XU, and Total Gym, Ms. Casner brings a strong knowledge and background in the CPG, wellness and tech industries.

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

In 2021, our named executive officers (“NEO’s”) were:

•	Luis Merchan, Chairman and Chief Executive Officer

•	Lee Leiderman, Chief Financial Officer

•	Jason Warnock, Chief Revenue Officer

Mr. Leiderman and Mr. Warnock joined the Corporation in June 2021 and in March 2022, Mr. Warnock became our Chief Commercial Officer.

Compensation Philosophy and Objectives

For the fiscal year ended December 31, 2021, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its executive officers was sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. During 2021, in light of the Corporation’s size and scope of operations, the process for determining executive compensation was relatively informal. For 2021, in consultation with our CEO, our Compensation Committee made recommendations with respect to amounts of executive compensation to the Board, and our Board approved all compensation to our executive officers.

During the fourth quarter of 2021, the Compensation Committee engaged AETHOS Consulting Group, a nationally recognized consulting firm, to provide independent research, evaluation and advice related to our 2022 compensation policies for our directors and executive officers and provide recommendations regarding various compensation decisions to be made by the Compensation Committee. Our executive compensation programs are designed to attract and retain highly-qualified executive officers, compensate them for performance in alignment with shareholder interests and support our business strategy by aligning pay with performance, providing market-competitive opportunities and managing costs. Our programs are designed to provide executives with meaningful award opportunities and realized pay which is tied to the achievement of ambitious financial and strategic objectives. In line with this, our programs are designed to:

•	Attract, retain and motivate executives who are capable of advancing our long-term strategy;

•

Provide at-risk, or variable, pay as a substantial component of our NEOs’ target total direct compensation in the form of annual and long-term incentive awards that are earned, or increase or decrease in value, based on the Corporation and its stock performance;

•

Align shareholder and executive interest with performance-based share awards using total shareholder return (“TSR”) and compounded annual growth rate (“CAGR”) share price growth as performance metrics; and

•	Mitigate compensation costs with program designs that consider the finances behind them, such as accounting impacts, cash flow and share usage.

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Elements of NEO Compensation

Component	Description	Objective
Base Salary	Fixed component of compensation paid at regular intervals.	Base salary is designed to compensate our NEOs at a competitive, fixed level to ensure they do not risk short or long-term results for greater variable pay, in addition to serving as a retention tool.

Management Incentive Plan	Short-term cash incentive plan tied to annual performance against pre-established revenue, EBITDA and/or other objectives the Compensation Committee believes support sustained long-term performance.	Aligns annual cash compensation opportunities with business strategy and motivates and rewards achievement of annual financial, operational, and individual goals.

Long-Term Equity Incentives

A mix of performance-based and time-based awards. The performance-based awards typically have a performance measurement period of three years, and time-vested awards typically vest over three years subject to continued service with Flora.

Motivates NEOs to focus on sustained financial performance and longer-term value creation. Aligns executive and shareholder interests, and long-term strategy with long-term performance. Multi-year vesting periods aid in retention.

Compensation Process

The Compensation Committee of our Board, which consists entirely of independent directors, is responsible for determining the compensation of our NEOs. The factors considered by the Compensation Committee include:

•

View of Board and CEO: The Compensation Committee solicits the views of the Board on compensation of all NEOs, particularly for Mr. Merchan. The Compensation Committee solicits the views and recommendations of Mr. Merchan with respect to the compensation of all other NEOs.

•

Input of the Independent Compensation Consultant: The Compensation Committee approved the retention of AETHOS Consulting Group (“AETHOS”) as its independent compensation consultant. AETHOS has provided the Compensation Committee compensation advice independent of the Flora’s management. The Compensation Committee has sole authority to retain and terminate the independent compensation consultant. Under the Compensation Committee’s direction, AETHOS periodically interacted with members of Flora’s senior executive team to provide insight into industry practices and market trends.

•

Peer Group Analyses: Flora has few public company competitors with its specific business model. To ensure that we attract, retain and motivate our executive team in a competitive talent market, the Compensation Committee regularly examines pay practices from, and pay data for executives within, a peer group of publicly-traded companies. The Compensation Committee, in conjunction with the independent compensation consultant and the Chairman and Chief Executive Officer, selected the current peer group to include companies Flora would seek executive talent from, operate in comparable market segments to, and which are of a similar size and scope.

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Summary Compensation Table

The following table sets forth information concerning the compensation paid to our NEO’s during the 2021 fiscal year:

Name:	Fees earned or paid in cash ($)	Option awards(1) ($)	Common Share Awards ($)	Cash Bonus ($)	Total ($)	Outstanding options as of December 31, 2021 (Common Shares)
Named Executive Officers:
Luis Merchan(2)	326,250	189,777	1,529,998	419,000	2,465,025	791,666
Lee Leiderman(3)	188,631	568,850	--	50,000	807,481	241,667
Jason Warnock(4)	131,025	178,175	--	50,000	359,200	91,667

(1)	Option awards are based on the Black-Scholes option valuation model.
(2)	Luis Merchan is also the Chairman of the Board but does not receive any compensation for services rendered as a director.
(3)	Mr. Leiderman became our Chief Financial Officer in June 2021.
(4)	Mr. Warnock became our Chief Revenue Officer in June 2021.

Employment and Consulting Agreements, Arrangements or Plans

The following describes the respective employment or consulting agreements entered into by the Corporation and its NEOs that are in effect as of the date hereof.

Luis Merchan

Effective March 1, 2022, Mr. Merchan and our subsidiary, Flora Growth Management Corp. (“Flora Management”), entered into an employment agreement, pursuant to which Mr. Merchan serves as the President of Flora Management and as the Corporation’s Chief Executive Officer. The initial term of the agreement is for a period of three years, ending on February 28, 2025.

Mr. Merchan’s employment agreement provides for a base salary of $385,000 (as may be increased by our Board), an annual discretionary bonus opportunity targeted at 100% of base salary and the opportunity to participate in any equity compensation plan, other incentive compensation programs and other health, benefit and incentive plans offered to other senior executives of Flora. Mr. Merchan is also entitled to paid time off and holiday pay in accordance with Flora Management’s policies. In addition, upon termination of Mr. Merchan’s employment agreement without “Cause” or resignation by Mr. Merchan for “Good Reason,” as those terms are defined in the employment agreement, Mr. Merchan will, conditioned upon his execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to two times (2.0X) his base salary at the rate in effect on his last day of employment (the “Merchan Severance Payment”), fifty percent (50%) of which shall be paid in a lump sum on the third business day following the Release Effective Date, as defined in the agreement (the “Payment Date”), and the remaining fifty percent (50%) of which shall be paid in 12 equal monthly installments commencing on the effective date of termination;

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•

additional monthly payments equal to $2,000 for a period of 12 months for the purpose of covering Mr. Merchan’s health insurance, subject to cessation if Mr. Merchan becomes eligible to obtain insurance coverage from another group insurance plan (the “Merchan Additional Amount”); and

•	a pro rata share of his discretionary annual bonus relating to the year in which his employment ceases.

In the event Mr. Merchan is terminated without “Cause” or Mr. Merchan resigns for “Good Reason” following a “Change in Control,” as those terms are defined in his employment agreement (a “Change in Control Termination”), Mr. Merchan will be eligible to receive the payments set forth above, provided however that the Merchan Severance Payment shall be increased to two and one half times (2.5X) Mr. Merchan’s base salary, payable as set forth above.

In the event that Mr. Merchan’s employment terminates as a result of “Disability,” as such term is defined in the employment agreement, or death, Mr. Merchan or his estate, as applicable, conditioned upon his or its execution of a separation and release agreement, will be eligible to receive (i) his pro rata share of his discretionary annual incentive bonus (at no less than target in the event of death) and (ii) payments of the Merchan Additional Amount for a period of 12 months following his termination of employment, provided, however, that in the case of termination due to “Disability,” as such term is defined in the employment agreement, if health insurance coverage becomes available to Mr. Merchan under another group insurance plan during the 12-month period, payment of the Merchan Additional Amount shall cease. In addition, in the event of Mr. Merchan’s death, Mr. Merchan’s estate shall be entitled to the fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan.

Mr. Merchan’s employment agreement provides that he is obligated to devote a substantial majority of his business time, attention, skill and effort to the performance of his duties under the employment agreement, provided that, to the extent such activities do not impair the performance of his duties to Flora Management, us or our affiliates, Mr. Merchan is permitted to engage in the following other specified activities: (i) engaging in personal investments and charitable, professional and civic activities; (ii) serving on boards of directors of entities that do not compete with Flora Management, Flora or any of their affiliates; (iii) serving as Chairman of our Board; and (iv) certain other activities and director positions that our Board may approve.

Mr. Merchan’s employment agreement provides that during the term of his employment and for a period of 12 months following the expiration, resignation or termination of his employment, Mr. Merchan agrees not to (i) engage in any competing business in certain geographic regions, provided, however, that Mr. Merchan may own five percent or less of the outstanding stock of any publicly traded corporation or other entity that engages in a competing business, (ii) solicit for the purpose of conducting a competing business any customer or prospective customer of Flora Management, Flora or any of their affiliates in a line of business that Flora, Flora Management, or any of their affiliates conducts or plans to conduct as of the date of Mr. Merchan’s termination or (iii) solicit or employ any person who is, or was at any time during the two-year period prior to Mr. Merchan’s termination, an employee with a senior management position at Flora Management, Flora or any of their affiliates.

Lee Leiderman

On June 10, 2021, the Corporation entered into a consulting agreement with E&J Consulting LLC (“E&J”), an affiliated entity of Mr. Leiderman, for Mr. Leiderman to serve as our Chief Financial Officer. Through February 2021, E&J received base fees in the amount of US$20,833 per month. Effective March 1, 2022, base fees payable to E&J were increased to $22,916 per month. This agreement provides for a severance payment of 12 months’ base fees with respect to termination by the Corporation without cause.

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Jason Warnock

Effective March 1, 2022, Mr. Warnock and our subsidiary, Flora Management , entered into a consulting agreement, pursuant to which Mr. Warnock serves as our Chief Commercial Officer.

Mr. Warnock’s consulting agreement provides for an annual base fee of $180,000 (as may be increased by our Board), an annual discretionary bonus opportunity targeted at 50% of his base fee and the opportunity to participate in any equity compensation plan, other incentive compensation programs and other health, benefit and incentive plans offered to other senior executives of the Corporation. Mr. Warnock is also entitled to paid time off and holiday pay in accordance with Flora Management’s policies. In addition, upon termination of Mr. Warnock’s consulting agreement without “Cause” or resignation by Mr. Warnock for “Good Reason,” as those terms are defined in the consulting agreement, Mr. Warnock will, conditioned upon his execution of a separation and release agreement, be eligible to receive the following payments:

•

an aggregate amount equal to one half (0.5X) his base fee at the rate in effect on his last day of engagement (the “Warnock Severance Payment”) which shall be paid in a lump sum on the third business day following the Release Effective Date (the “Payment Date”); and

•	a pro rata share of his discretionary annual bonus relating to the year in which his engagement ceases.

In the event Mr. Warnock is terminated without “Cause” or Mr. Warnock resigns for “Good Reason” following a “Change in Control,” as those terms are defined in his consulting agreement, Mr. Warnock will be eligible to receive the payments set forth above, provided however that the Warnock Severance Payment shall be increased to Mr. Warnock’s base fee, payable as set forth above.

In the event that Mr. Warnock’s engagement terminates as a result of “Disability,” as such term is defined in the consulting agreement, or death, Mr. Warnock or his estate, as applicable, conditioned upon his or its execution of a separation and release agreement, will be eligible to receive his pro rata share of his discretionary annual incentive bonus (at no less than target in the event of death). In addition, in the event of Mr. Warnock’s death, Mr. Warnock’s estate shall be entitled to the fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan.

Mr. Warnock’s consulting agreement provides that during the term of his engagement and for a period of 12 months following the expiration, resignation or termination of his engagement, Mr. Warnock agrees not to (i) engage in any competing business in certain geographic regions, provided, however, that Mr. Warnock may own five percent or less of the outstanding stock of any publicly traded corporation or other entity that engages in a competing business, (ii) solicit for the purpose of conducting a competing business any customer or prospective customer of Flora Management, Flora or any of their affiliates in a line of business that Flora, Flora Management, or any of their affiliates conducts or plans to conduct as of the date of Mr. Warnock’s termination or (iii) solicit or employ any person who is, or was at any time during the two-year period prior to Mr. Warnock’s termination, an employee with a senior management position at Flora Management, Flora or any of their affiliates.

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Stock Options

The following table summarizes the outstanding stock options with respect to our Common Shares that we have granted to our NEOs and directors during the fiscal year ended December 31, 2021.

Name	Grant Date(1)	End of Exercise Period	Exercise Price (per share)	Total Number of Stock Options Granted	Total Number of Common Shares Underlying Stock Options
Luis Merchan	12/16/21	12/16/26	$2.25	125,000	125,000
Lee Leiderman	06/10/21	06/10/26	$3.68	166,667	166,667
	12/16/21	12/16/21	$2.04	75,000	75,000
Jason Warnock	09/20/21	09/20/26	$5.20	16,667	16,667
	12/16/21	12/16/26	$2.04	75,000	75,000
Bernard Wilson(2)	12/16/21	12/16/26	$2.04	150,000	150,000
Beverly Richardson	12/16/21	12/16/26	$2.04	50,000	50,000
Juan Carlos Gomez Roa	12/16/21	12/16/26	$2.04	50,000	50,000
Marc Mastronardi	06/03/21(3)	06/03/26	$3.87	182,783	182,783
	12/16/21(3)	12/16/26	$2.04	100,000	100,000
	12/16/21	12/16/26	$2.04	100,000	100,000
Annabelle Manalo-Morgan	12/16/21	12/16/26	$2.04	50,000	50,000
	12/16/21(4)	12/16/26	$2.04	150,000	150,000

(1)	Unless otherwise indicated, all stock options vest one year from grant date.
(2)	Dr. Wilson resigned as Chairman of the Board on March 15, 2022.
(3)	Stock options vested on May 25, 2022.
(4)	Stock Options vest in equal quarterly installments of 37,500 shares each, commencing on March 16, 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On December 16, 2020, the Corporation entered into amended consulting agreements with each of Forbes & Manhattan, Inc. (“F&M”) and 2051580 Ontario Corp. (“2051580 Corp.”), entities controlled by Mr. Bharti, our former Executive Chairman and Director. Pursuant to the terms of these agreements, each of F&M and 2051580 Corp. provided consulting services to the Corporation on an as needed basis and each received base compensation in the amount of CAD$12,500 per month. On December 29, 2021, we terminated both of these agreements and delivered a lump sum severance payment of 12 months’ base compensation in January 2022, as called for by the agreements.

On March 14, 2019, the Corporation entered into an agreement with 2227929 Ontario Corp., an entity controlled by Mr. Bharti, pursuant to which the Corporation utilized office space and shared services in exchange for consideration of CAD$15,000 per month. This term of this agreement expired by its terms on March 14, 2022.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and the related notes present information with respect the beneficial ownership of the Corporation’s Common Shares as of May 31, 2022, by:

•	each shareholder known by us to beneficially own more than 5% of the Corporation’s outstanding Common Shares immediately;

•	each director and executive officer of the Corporation; and

•	all of the Corporation’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of Common Shares beneficially owned is based on 76,943,381 Common Shares issued and outstanding as of May 31, 2022. Common Shares of the Corporation that may be acquired by an individual or group within 60 days of May 31, 2022 pursuant to the exercise of the Corporation’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of Common Shares beneficially owned by such Common Shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
Executive Officers

Luis Merchan	2,342,501(1)	3.0%
James Choe	944,374	1.2%
Lee Leiderman	178,667(2)	*
Matthew Cohen	60,000(3)	*
Jason Warnock	7,500	*
Jessie Casner	27,149	*

Directors

John Timothy Leslie	13,574	*
Dr. Beverley Richardson	166,666(4)	*
Juan Carlos Gomez Roa	2,310,532(5)	3.0%
Dr. Annabelle Manalo-Morgan	75,000(6)	*
Marc Mastronardi	460,000(7)	*

5% or greater shareholders ASH Group of Florida LLC(8)	4,550,000	6.0%

All directors and executive officers as a group (11 persons)	6,585,963(1)(2)(3(4)(5)(6)(7)	8.5%

*Less than 1%

(1)	Includes 666,666 Common Shares underlying options that are exercisable until November 4, 2025, at an exercise price of $2.25 per Common Share.
(2)	Includes 166,667 Common Shares underlying options that are exercisable until June 10, 2026, at an exercise price of $3.68 per Common Share.
(3)	Includes 50,000 Common Shares underlying options that are exercisable until January 26, 2027, at an exercise price of $1.48 per Common Share.
(4)	Includes 166,666 Common Shares underlying options that are exercisable until December 23, 2025, at an exercise price of $2.25 per Common Share.
(5)	Includes 166,666 Common Shares underlying options that are exercisable until December 23, 2025, at an exercise price of $2.25 per Common Share.
(6)	Includes 75,000 Common Shares underlying options that are exercisable until December 16, 2026, at an exercise price of $2.04 per Common Share.
(7)

Includes (i) 182,783 Common Shares underlying options that are exercisable until June 3, 2026, at an exercise price of $3.87 per Common Share, (ii) 100,000 Common Shares underlying options that are exercisable until December 16, 2026, at an exercise price of $2.04 per Common Share and (iii) 167,217 Common Shares underlying options that are exercisable until January 26, 2027, at an exercise price of $1.48 per Common Share.

(8)

The address for this holder is 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 33312. Voting and dispositive power over these shares is held by Ash Group of Florida LLC’s board of directors, which is comprised of Ali Rakine, Hussein Rakine, Hassan Rakine and Solhail Mitha.

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ADDITIONAL INFORMATION AND CONTACT INFORMATION

Additional information relating to the Corporation may be found under the profile of the Corporation on EDGAR at www.sec.gov/edgar/. Additional financial information is provided in the Corporation’s annual report for the financial year ended December 31, 2021, which can be found under the profile of the Corporation on EDGAR at www.sec.gov/edgar/. Shareholders may also request these documents from the Corporate Secretary of the Corporation by email at aaron.atin@floragrowth.com or by telephone at (416) 861-5888.

Board of Directors Approval

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Luis Merchan
Chairman and Chief Executive Officer

Toronto, Ontario

June 6, 2022

36

 EXHIBIT A

Flora growth corp.

2022 INCENTIVE COMPENSATION PLAN

FLORA GROWTH CORP.

2022 INCENTIVE COMPENSATION PLAN

1.	Purpose	1

2.	Definitions	1

3.	Administration.	6

4.	Shares Subject to Plan.	7

5.	Eligibility	8

6.	Specific Terms of Awards.	8

7.	Certain Provisions Applicable to Awards.	14

8.	Change in Control.	17

9.	General Provisions.	19

FLORA GROWTH CORP.

2022 INCENTIVE COMPENSATION PLAN

1. Purpose. The purpose of this 2022 INCENTIVE COMPENSATION PLAN (the “Plan”) is to assist Flora Growth Corp., a company incorporated under the laws of Ontario, Canada, and its Related Entities in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined elsewhere herein.

(a) “Award” means any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest relating to Shares or other property (including cash), granted to a Participant under the Plan.

(b) “Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(c) “Beneficiary” means the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 9(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate.

(d) “Board” means the Company’s Board of Directors.

(e) “Cause” shall, with respect to any Participant, have the meaning specified in the Award Agreement. In the absence of any definition in the Award Agreement, “Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the material failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any material violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, (iii) any material violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company or any Related Entity. The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

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(f) “Change in Control” means a Change in Control as defined in Section 8(b) of the Plan.

(g) “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) “Committee” means a committee of the Board designated and empowered by the Board to administer the Plan; provided, however, that if the Board fails to designate and empower such a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 not to be applicable or otherwise not to apply to transactions under the Plan, and (ii) “Independent”, the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(i) “Company” means Flora Growth Corp., a company incorporated under the laws of Ontario, Canada, and any successor thereto.

(j) “Consultant” means any consultant or advisor who provides services to the Company or any Related Entity, so long as (i) such person renders bona fide services that are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction, (ii) such person does not directly or indirectly promote or maintain a market for the Company’s securities, and (iii) the identity of such person would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on the registration of those securities on a Form S-8 Registration Statement under the Securities Act of 1933.

(k) “Continuous Service” means the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l) “Director” means a member of the Board or the board of directors of any Related Entity.

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(m) “Disability” means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(n) “Dividend Equivalent” means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(o) “Effective Date” means the effective date of the Plan, which shall be the Shareholder Approval Date.

(p) “Eligible Person” means each officer, Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(q) “Employee” means any person, including an officer or Director, who is an employee of the Company or any Related Entity, or is a prospective employee of the Company or any Related Entity (conditioned upon and effective not earlier than, such person becoming an employee of the Company or any Related Entity). The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(s) “Fair Market Value” means the fair market value of Shares, Awards or other property on the date as of which the value is being determined, as determined by the Committee, or under procedures established by the Committee, subject to the following:

(i) If, on such date, the Shares are listed on a national or regional securities exchange or market system, the Fair Market Value of a Share shall be the closing price of a Share (or the mean of the closing bid and ask prices of a Share if the Share is so quoted instead) on the immediately preceding business day as quoted on the Nasdaq Stock Market or such other national or regional securities exchange or market system constituting the primary market for the Share, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Share has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Share was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion.

(ii) If, on such date, the Shares are not listed on a national or regional securities exchange or market system, the Fair Market Value of a Share shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

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(t) “Incentive Stock Option” means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(u) “Independent”, when referring to either members of the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(v) “Incumbent Board” means the Incumbent Board as defined in Section 8(b)(ii) hereof.

(w) “Listing Market” means the Nasdaq Stock Market or any other national securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Stock Market.

(x) “Option” means a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(y) “Optionee” means a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(z) “Other Stock-Based Awards” means Awards granted to a Participant under Section 6(i) hereof.

(aa) “Parent” means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(bb) “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(cc) “Performance Award” means any Award granted pursuant to Section 6(h) hereof.

(dd) “Performance Period” means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(ee) “Prior Plan” means the Company’s stock option plan approved by shareholders of the Company on March 14, 2019.

(ff) “Related Entity” means any Parent or Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Committee in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly, and with respect to which the Company may offer or sell securities pursuant to the Plan in reliance upon the registration of those Securities on a Form S-8 Registration Statement under the Securities Act of 1933.

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(gg) “Restricted Stock” means any Share issued with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(hh) “Restricted Stock Award” means an Award granted to a Participant under Section 6(d) hereof.

(ii) “Restricted Stock Unit” means a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares, or a combination thereof, at the end of a specified deferral period.

(jj) “Restricted Stock Unit Award” means an Award of Restricted Stock Units granted to a Participant under Section 6(e) hereof.

(kk) “Restriction Period” means the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(ll) “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(mm) “Shareholder Approval Date” means the date on which the Plan is approved by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Section 422 of the Code, Rule 16b-3 under the Exchange Act, and applicable requirements under the rules of the Listing Market.

(nn) “Shares” means the shares of common stock of the Company and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 9(c) hereof.

(oo) “Stock Appreciation Right” means a right granted to a Participant under Section 6(c) hereof.

(pp) “Subsidiary” means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(qq) “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

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3. Administration.

(a) Authority of the Committee. The Plan shall be administered by the Committee unless (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer or to exercise any power or authority granted to the Committee under the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, and references herein to the “Committee” shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Related Entity or any Participant or Beneficiary, or any transferee under Section 9(b) hereof or any other person claiming rights from or through any of the foregoing persons or entities.

(b) Manner of Exercise of Committee Authority. The Committee, and not the Board, shall exercise sole and exclusive discretion on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to members of the Board, or officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company, if and to the extent applicable. The Committee may appoint agents to assist it in administering the Plan.

(c) Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

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4. Shares Subject to Plan.

(a) Limitation on Overall Number of Shares Available for Delivery Under Plan. Subject to adjustment as provided in Section 9(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be 6,000,000. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) Application of Limitation to Grants of Awards.. No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares that would be counted against the limit upon settlement of then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c) Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i) If any Shares subject to an Award under this Plan are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award granted under this Plan is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award or option, the Shares to which those Awards or options were subject shall, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, again be available for delivery with respect to Awards under the Plan.

(ii) In the event that any Option or other Award granted under this Plan is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option or other Award, or option, are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes of determining the maximum number of Shares available for grant under the Plan.

(iii) Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period. Additionally, in the event that an entity acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company’s shareholders under the rules of the Listing Market. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

7

(iv) Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v) Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 9(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of Incentive Stock Options shall be 4,000,000 In no event shall any Incentive Stock Options be granted under the Plan after the tenth anniversary of the date on which the Board adopts the Plan.

(vi) Notwithstanding anything in this Section 4 to the contrary, but subject to adjustment as provided in Section 9(c) hereof, in any fiscal year of the Company during any part of which the Plan is in effect, no Participant who is a Director but is not also an Employee or Consultant may be granted any Awards that have a “fair value” as of the date of grant, as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance), that exceeds $250,000 in the aggregate.

(vii) In light of the adoption of this Plan, no awards may be granted under the Prior Plan after the Effective Date. Any awards granted under the Prior Plan prior to the Effective Date shall remain outstanding subject to the terms and conditions set forth in the applicable award agreements and the Prior Plan.

5. Eligibility. Awards may be granted under the Plan only to Eligible Persons.

6. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(e) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the laws of the Province of Ontario, Canada, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

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(b) Options. The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i) Exercise Price. Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted. Other than pursuant to Section 9(c)(i) and (ii) of this Plan, the Committee shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for cash or another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Option in exchange for an Option with an exercise price that is less than the exercise price of the original Options or (D) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without approval of the Company’s shareholders.

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method by which notice of exercise is to be given and the form of exercise notice to be used, the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, if applicable, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii) Settlement With Restricted Stock. The Committee may, in its sole discretion, provide that the Shares to be issued upon exercise of an Option shall be in the form of Restricted Stock or other similar securities.

(iv) Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

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(A) the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant;

(B) the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000; and

(C) if Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the date the Incentive Stock Option is granted or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

(c) Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i) Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right. Other than pursuant to Section 9(c)(i) and (ii) of the Plan, the Committee shall not be permitted to (A) lower the grant price per Share of a Stock Appreciation Right after it is granted, (B) cancel a Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Stock Appreciation Right in exchange for a Stock Appreciation Right with a grant price that is less than the grant price of the original Stock Appreciation Right, or (D) take any other action with respect to a Stock Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without shareholder approval.

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(ii) Other Terms. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii) Tandem Stock Appreciation Rights. Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d) Restricted Stock Awards. The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restricted Stock Award is subject to a risk of forfeiture, subject to Section 9(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or Beneficiary.

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(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant of a Restricted Stock Award, the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock or applied to the purchase of additional Awards under the Plan, or may require that payment be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash dividend is payable, in each case in a manner that does not violate the requirements of Section 409A of the Code, if applicable. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e) Restricted Stock Unit Award. The Committee is authorized to grant Restricted Stock Unit Awards to any Eligible Person on the following terms and conditions:

(i) Award and Restrictions. Satisfaction of a Restricted Stock Unit Award shall occur upon expiration of the deferral period specified for such Restricted Stock Unit Award by the Committee (or, if permitted by the Committee, as elected by the Participant in a manner that does not violate the requirements of Section 409A of the Code, if applicable). In addition, a Restricted Stock Unit Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Restricted Stock Unit Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Restricted Stock Unit Award, a Restricted Stock Unit Award carries no voting or dividend or other rights associated with Share ownership. Prior to satisfaction of a Restricted Stock Unit Award, except as otherwise provided in an Award Agreement and as permitted under Section 409A of the Code, if applicable, a Restricted Stock Unit Award may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or any Beneficiary.

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(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Stock Unit Award), the Participant’s Restricted Stock Unit Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Restricted Stock Unit Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Restricted Stock Unit Award.

(iii) Dividend Equivalents. Unless otherwise determined by the Committee at the date of grant, and except as otherwise provided in the last sentence of Section 6(g) hereof, any Dividend Equivalents that are granted with respect to any Restricted Stock Unit Award shall be either (A) paid with respect to such Restricted Stock Unit Award at the dividend payment date in cash or in Shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred (with or without interest as determined by the Committee in its sole discretion) with respect to such Restricted Stock Unit Award and the amount or value thereof may be automatically deemed reinvested in additional Restricted Stock Units, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect. The applicable Award Agreement shall specify whether any Dividend Equivalents shall be paid at the dividend payment date, deferred or deferred at the election of the Participant. If the Participant may elect to defer the Dividend Equivalents, such election shall be made within 30 days after the grant date of the Restricted Stock Unit Award, but in no event later than 12 months before the first date on which any portion of such Restricted Stock Unit Award vests (or at such other times prescribed by the Committee as shall not result in a violation of Section 409A of the Code, if applicable).

(f) Bonus Stock and Awards in Lieu of Obligations. The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act, if applicable. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. Except as otherwise provided in the last sentence of Section 6(g) hereof, the Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or at some later date, or whether such Dividend Equivalents shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Any such determination by the Committee shall be made at the grant date of the applicable Award. Notwithstanding the foregoing, Dividend Equivalents credited in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such Dividend Equivalents have been credited.

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(h) Performance Awards. The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. Except as provided in Section 8 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code, if applicable.

(i) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act, if applicable, or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock or Restricted Stock Units), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price “discounted” by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in a manner intended to be exempt from or comply with Section 409A of the Code.

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(b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code); provided, however, that in the event that on the last day of the term of an Option or a Stock Appreciation Right, other than an Incentive Stock Option, (i) the exercise of the Option or Stock Appreciation Right is prohibited by applicable law, or (ii) Shares may not be purchased, or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right may be extended by the Committee for a period of up to thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement, provided that such extension of the term of the Option or Stock Appreciation Right would not cause the Option or Stock Appreciation Right to violate the requirements of Section 409A of the Code, if applicable.

(c) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, subject to the terms of the Plan, be subject to the Company’s compliance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, if applicable, the applicable rules and regulations adopted by the Securities and Exchange Commission thereunder, all applicable rules of the Listing Market and any other applicable law, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code, if applicable. Subject to Section 7(e) of this Plan, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The acceleration of the settlement of any Award, and the payment of any Award in installments or on a deferred basis, all shall be done in a manner that is intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code, if applicable. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

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(d) Exemptions from Section 16(b) Liability.It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) Code Section 409A.

(i) The Award Agreement for any Award that the Committee reasonably determines to constitute a “nonqualified deferred compensation plan” under, and that is subject to, Section 409A of the Code (a “Section 409A Plan”), and the provisions of the Section 409A Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A of the Code, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii) If any Award constitutes a Section 409A Plan, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A) Payments under the Section 409A Plan may be made only upon (u) the Participant’s “separation from service”, (v) the date the Participant becomes “disabled”, (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeable emergency”;

(B) The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

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(C) Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D) In the case of any Participant who is “specified employee”, a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(iii) Notwithstanding the foregoing, or any provision of this Plan or any Award Agreement, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of, Section 409A of the Code, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A of the Code.

8. Change in Control.

(a) Effect of “Change in Control.”If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, and except as otherwise provided in Section 8(a)(iv) hereof, upon the occurrence of a “Change in Control,” as defined in Section 8(b):

(i) Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, may become immediately vested and exercisable, subject to applicable restrictions set forth in Section 9(a) hereof.

(ii) Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan may lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a) hereof.

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(iii) With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, consider such Awards to have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the Performance Period completed as of the Change in Control), except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a).

(iv) Except as otherwise provided in any employment or other agreement for services between the Participant and the Company or any Subsidiary, and unless the Committee otherwise determines in a specific instance, each outstanding Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award shall not be accelerated as described in Sections 8(a)(i), (ii) and (iii), if either (A) the Company is the surviving entity in the Change in Control and the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award continues to be outstanding after the Change in Control on substantially the same terms and conditions as were applicable immediately prior to the Change in Control or (B) the successor company or its parent company assumes or substitutes for the applicable Award, as determined in accordance with Section 9(c)(ii) of this Plan.

(b) Definition of “Change in Control”. Unless otherwise specified in any employment or other agreement for services between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i) The acquisition by any person or entity of beneficial ownership of more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing beneficial ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 8(b), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any person that as of the Effective Date owns beneficial ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) below; or

(ii) During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

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(iii) Consummation of (A) a reorganization, merger, statutory share exchange or consolidation or similar transaction involving (x) the Company or (y) any one or more Subsidiaries whose combined revenues for the prior fiscal year represented more than 50% of the consolidated revenues of the Company and its Subsidiaries for the prior fiscal year (the “Major Subsidiaries”), or (B) a sale or other disposition of all or substantially all of the assets of the Company or the Major Subsidiaries, or the acquisition of assets or equity of another entity by the Company or any of its Subsidiaries (each of the events referred to in clauses (A) and (B) sometimes hereinafter being referred to a “Business Combination”), unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Voting Securities, (excluding any outstanding voting securities of the Continuing Entity that such beneficial owners hold immediately following the consummation of the Business Combination as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such Business Combination other than the Company), (2) no person (excluding any employee benefit plan (or related trust) of the Company or any Continuing Entity or any entity controlled by the Continuing Entity or any person that as of the Effective Date has beneficial ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the Board of Directors or other governing body of the Continuing Entity were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding anything to the contrary herein, the term “Change in Control” shall not include any sale of assets, a merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

9. General Provisions.

(a) Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

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(b) Limits on Transferability; Beneficiaries. No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), are by gift or pursuant to a domestic relations order, and are to a “Permitted Assignee” that is a permissible transferee under the applicable rules of the Securities and Exchange Commission for registration of securities on a Form S-8 registration statement. For this purpose, a Permitted Assignee shall mean (i) the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clauses (i) and (ii) are the only partners, members or shareholders, or (iv) a foundation in which any person or entity designated in clauses (i), (ii) or (iii) above control the management of assets. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) Adjustments.

(i) Adjustments to Awards. In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer, then the Committee shall, in such manner as it may deem appropriate and equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 4 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any Award.

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(ii) Adjustments in Case of Certain Transactions. In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control (and subject to the provisions of Section 8 of this Plan relating to the vesting of Awards in the event of any Change in Control), any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (A) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (B) the assumption or substitution for, as those terms are defined below, the outstanding Awards by the surviving entity or its parent or subsidiary, (C) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (D) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction). For the purposes of this Plan, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award shall be considered assumed or substituted for if following the applicable transaction the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award immediately prior to the applicable transaction, on substantially the same vesting and other terms and conditions as were applicable to the Award immediately prior to the applicable transaction, the consideration (whether stock, cash or other securities or property) received in the applicable transaction by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the applicable transaction is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the applicable transaction. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. The Committee shall give written notice of any proposed transaction referred to in this Section 9(c)(ii) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his or her exercise of any Awards upon the consummation of the transaction.

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(iii) Other Adjustments. The Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Awards subject to satisfaction of performance goals, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant.

(d) Award Agreements. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

(e) Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee. The amount of withholding tax paid with respect to an Award by the withholding of Shares otherwise deliverable pursuant to the Award or by delivering Shares already owned shall not exceed the maximum statutory withholding required with respect to that Award (or such other limit as the Committee shall impose, including without limitation, any limit imposed to avoid or limit any financial accounting expense relating to the Award).

(f) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.

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(g) Clawback of Benefits.

(i) The Company may (A) cause the cancellation of any Award, (B) require reimbursement of any Award by a Participant or Beneficiary, and (C) effect any other right of recoupment of equity or other compensation provided under this Plan if and to the extent the Company determines that doing so would be necessary or appropriate to comply with any applicable laws, or stock exchange requirements. By accepting any Award, the Participant is agreeing that all of the Participant’s Award Agreements may be unilaterally amended by the Company, without the Participant’s consent, to the extent that the Company in its discretion determines to be necessary or appropriate to comply with any applicable laws or stock exchange requirements.

(ii) If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Related Entity or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Related Entity, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee’s discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement or otherwise specified by the Committee.

(h) Automatic Forfeiture. Unless otherwise set forth in an Award Agreement or determined by the Committee, where a Participant is terminated for Cause, has voluntarily terminated his/her Continuous Service or, in the case of a Director, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Committee, all unvested Awards as at the date of such termination or cessation of service shall be immediately cancelled without liability or compensation therefor and be of no further force and effect. Further, unless otherwise set forth in an Award Agreement or determined by the Committee, where a Participant dies or his/her Continuous Service is terminated for any reason other than in the circumstances described in the immediately preceding sentence hereof, all unvested Awards at the time of death or termination shall be cancelled without liability or compensation therefor 90 days following such date, and such unvested Awards shall be of no further force and effect thereafter.

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(j) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company or any Related Entity including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company’s or any Related Entity’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company or any Related Entity in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company, nor any Related Entity, nor any of their respective officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(k) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company or Related Entity that issues the Award; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the obligations of the Company or Related Entity under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(l) Non-exclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(m) Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

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(n) Governing Law. Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Florida, without giving effect to principles of conflict of laws, and applicable federal law.

(o) Foreign Laws. The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(p) Plan Effective Date and Shareholder Approval; Termination of Plan. The Plan shall become effective on the Effective Date, subject to subsequent approval, within 12 months of its adoption by the Board, by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Section 422, Rule 16b-3 under the Exchange Act (if applicable), applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to shareholder approval, but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated, or have expired.

(q) Construction and Interpretation. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Articles and Sections hereof are inserted for convenience and reference and constitute no part of the Plan.

(r) Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

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SCHEDULE “A”

CANADA

This Schedule “A” sets out the terms of Awards made to Canadian Taxpayers. The terms of the Plan will apply except to the extent modified by this schedule.

1) Definitions

For purposes of this Schedule:

“Canadian Taxpayer” means a Participant who is a resident of Canada or is otherwise subject to tax in Canada whether, including as a result of participating in this Plan.

2) Specific Terms of Awards – Stock Appreciation Rights

For purposes of Section6(c)(i)(Right to Payment), the grant price of any Tandem Stock Appreciation Rights shall be not less than 100% of the Fair Market Value of a Share on the date of grant, regardless of whether such Tandem Stock Appreciation Rights are granted at the same time or subsequent to the Options to which they relate.

3) Specific Terms of Awards – Restricted Stock Awards

For purposes of6(d)(iv), the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock but may not be applied to the purchase of additional Awards under the Plan or delayed. Any dividends reinvested in additional Shares of Restricted Stock shall remain subject to the restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash dividend is payable.

4) Specific Terms of Awards – Restricted Stock Unit Award

For purposes of Section6(e)(i)(Award and Restrictions), the Company shall satisfy, and the deferral period shall expire in respect of, any Restricted Stock Unit Awards that are payable in cash, cash and shares, or solely shares if such determination is made by the Committee subsequent to the grant of such Restricted Stock Unit Awards by December 31 of the third year following the year in which the services giving rise to the Restricted Stock Unit Awards were rendered. For greater certainty, such limitations regarding the deferral and satisfaction of Restricted Stock Unit Awards shall not apply to any Restricted Stock Unit Awards if, at the time of grant (and not subsequent to), the Committee determines that such Restricted Stock Unit Awards are to be satisfied solely by delivery of Shares to the Participant.

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For purposes of Section6(e)(iii)(Dividend Equivalents), Dividend Equivalents granted with respect to Restricted Stock Unit Awards shall be credited, at the dividend payment date, as additional Restricted Stock Unit Awards (or fractions thereof) having a Fair Market Value equal to the amount of such dividends. Any such Dividend Equivalents credited as additional Restricted Stock Unit Awards (or fractions thereof) shall be satisfied in the same manner and at the same time as the Restricted Stock Unit Awards to which they relate.

5) Specific Terms of Awards – Dividend Equivalents

For purposes of Section6(g)(Dividend Equivalents) and subject to the last sentence of Section6(g), any Dividend Equivalents granted in connection with another Award shall, at the dividend payment date, be credited as additional Awards (or fractions thereof) of the same type having a Fair Market Value equal to the amount of such dividends and shall be satisfied in the same manner and time as the Awards to which they relate. If Dividend Equivalents are granted on a free-standing basis, such Dividend Equivalents shall be satisfied (i) at the time the dividends are paid if such Dividend Equivalents are to be satisfied in cash (as determined by the Committee at the time of grant), or (ii) at the time specified by the Committee (as determined by the Committee at the time of grant) if such Dividend Equivalents are to be satisfied in Shares. For greater certainty, no Dividend Equivalents granted on a free-standing basis will be satisfied in Awards for Canadian Taxpayers.

6) Specific Terms of Awards – Performance Awards

For purposes of Section6(h)(Performance Awards), Performance Awards payable in cash shall be satisfied the earlier of (i) no later than December 31 of the third year following the year in which the services giving rise to such Performance Awards were rendered, and (ii) December 31 of the year in which the performance goals are achieved for the particular Performance Period. For greater certainty, the foregoing restriction does not apply to Performance Awards payable solely in Shares. No Performance Awards shall be satisfied in Awards for Canadian Taxpayers.

7) Specific Terms of Awards – Other Stock-Based Awards

For purposes of Section6(i)(Other Stock-Based Awards), any Other Stock-Based Awards granted under this section shall be subject to the same conditions as those provided in other provisions of the Plan for such type of Award, including Schedule “A”.

8) Certain Provisions Applicable to Awards

For purposes of Section7(c)(Form and Timing of Payment Under Awards; Deferrals), no deferral or installment payments of Awards shall be permitted in respect Awards payable in cash and all such Awards shall be satisfied in a single payment within the time provided under this Plan for such type of Award. For greater certainty, any Awards which have become payable in a particular year shall be satisfied and paid by December 31 of such year. Neither the Committee nor the Company shall have the right to pay cash in lieu of Shares under any Award, including in respect of any accelerated settlement of an Award but may, however, permit a Participant to elect to receive cash in lieu of Shares. In addition, the Committee may, as a condition of accelerating the settlement of an Award, require the Participant to participate on the same basis and in the same manner as the rest of the shareholders of the Company in one or more of specified events (in addition to a Change of Control).

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9) General Provisions

For purposes of Section9(c)(i)(Adjustments to Awards), the Committee shall be permitted to take any action it deems desirable in respect of any Awards payable in Shares to ensure such substitution, exchange or adjustment meets the requirements of subsection 7(1.4) or (1.5), as applicable, of theIncome Tax Act(Canada).

For purposes of Section9(e)(Taxes), the Participant acknowledges that he or she is solely liable for any taxes, penalties or other source deductions (“Withholding Taxes”) which may be payable to Canada Revenue Agency under theIncome Tax Act(Canada) or any other taxing authorityin respect of the Awards, including upon thegrant, exercise, transfer, vesting or payment thereof and agrees to make arrangements satisfactory to the Company for the payment of cash to the Company (or an applicable Related Entity) sufficient to satisfy any such Withholding Taxes. All Awards are contingent upon satisfaction of all applicable Withholding Taxes and the Participant authorizes the Company and any Related Entities to withhold any such amounts as provided in Section9(e)(Taxes) in satisfaction of such Withholding Taxes. The Company agrees not to withhold or reduce the number of Shares issuable under any Award in satisfaction of Withholding Taxes without prior consent of the Participant.

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EXHIBIT B

FLORA GROWTH CORP.

(the “Corporation”)

BY-LAW NO. 1-A

A by-law relating generally to the transaction of the business and affairs of the Corporation.

CONTENTS

Article 1	-	Interpretation
Article 2	-	Business of the Corporation
Article 3	-	Borrowing and Debt Obligations
Article 4	-	Directors
Article 5	-	Committees
Article 6	-	Officers
Article 7	-	Protection of Directors, Officers and Others
Article 8	-	Shares
Article 9	-	Dividends and Rights
Article 10	-	Meetings of Shareholders
Article 11	-	Notices
Article 12	-	Forum Selection
Article 13	-	Effective Date

i

TABLE OF CONTENTS

Article 1		1

INTERPRETATION		1
1.1	Definitions.	1
1.2	Interpretation.	2
1.3	Number.	2
1.4	Gender.	2
1.5	Headings.	2
1.6	Conflict with Unanimous Shareholder Agreement.	2

Article 2		2

BUSINESS OF THE CORPORATION		2
2.1	Registered Office.	2
2.2	Books and Records.	2
2.3	Corporate Seal.	3
2.4	Financial Year.	3
2.5	Execution of Contracts, Etc.	3
2.6	Banking Arrangements.	4
2.7	Voting Securities in Other Issuers.	4
2.8	Divisions.	4

Article 3		4

BORROWING AND DEBT OBLIGATIONS		4
3.1	Borrowing Power.	4
3.2	Delegation.	5

Article 4		5

DIRECTORS		5
4.1	Number of Directors and Quorum.	5
4.2	Qualification.	5
4.3	Election and Term.	5
4.4	Removal of Directors.	5
4.5	Termination of Office.	5
4.6	Vacancies	6
4.7	Action by the Board.	6
4.8	Participation.	6
4.9	Place of Meetings.	6
4.10	Calling of Meetings.	6
4.11	Notice of Meeting.	6
4.12	First Meeting of New Board.	6
4.13	Adjourned Meeting.	6
4.14	Regular Meetings.	6
4.15	Chairperson.	7
4.16	Votes to Govern.	7
4.17	Conflict of Interest.	7
4.18	Remuneration and Expenses.	7
4.19	Resolution in Writing by Directors.	8
4.20	Only One Director.	8

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Article 5		8

COMMITTEES		8
5.1	Committees of the Board.	8
5.2	Audit Committee.	8
5.3	Transaction of Business.	8
5.4	Advisory Committees.	8
5.5	Procedure.	8
5.6	Limits on Authority.	9

Article 6		9

OFFICERS		9
6.1	Positions and Appointment.	9
6.2	President.	9
6.3	Secretary.	9
6.4	Treasurer.	8
6.5	Powers and Duties.	8
6.6	Term of Office.	8
6.7	Terms of Employment and Remuneration.	8
6.8	Disclosure of Interest.	8
6.9	Agents and Attorneys.	8
6.10	Fidelity Bonds.	8

Article 7		8

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS		8
7.1	Limitation of Liability.	8
7.2	Indemnity.	11
7.3	Insurance.	11

Article 8		11

SHARES		11
8.1	Allotment of Shares.	11
8.2	Commissions.	11
8.3	Transfer Agents and Registrars.	11
8.4	Registration of a Share Transfer.	12
8.5	Lien for Indebtedness.	12
8.6	Non-Recognition of Trusts.	12
8.7	Share Certificates.	12
8.8	Replacement of Share Certificates.	12
8.9	Joint Holders.	12
8.10	Deceased Shareholders.	12

Article 9		13

DIVIDENDS AND RIGHTS		13
9.1	Dividends.	13
9.2	Dividend Cheques.	13
9.3	Non-Receipt of Cheques.	13
9.4	Record Date for Dividends and Rights.	13
9.5	Unclaimed Dividends.	13

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Article 10		13

MEETINGS OF SHAREHOLDERS		13
10.1	Annual Meetings.	13
10.2	Special Meetings.	14
10.3	Place of Meetings.	14
10.4	Meetings Held by Electronic Means.	14
10.5	Notice of Meetings.	14
10.6	List of Shareholders Entitled to Notice.	14
10.7	Record Date for Notice.	14
10.8	Meetings Without Notice.	15
10.9	Chairperson, Secretary and Scrutineers.	15
10.10	Persons Entitled to be Present.	15
10.11	Participation in Meeting by Electronic Means.	16
10.12	(a) Quorum.	16
	(b) Separate Class Vote.	16
10.13	Right to Vote.	17
10.14	Proxyholders and Representatives.	17
10.15	Time for Deposit of Proxies.	17
10.16	Joint Shareholders.	17
10.17	Votes to Govern.	17
10.18	Show of Hands.	17
10.19	Ballots.	18
10.20	Electronic Voting.	18
10.21	Adjournment.	18
10.22	Resolution in Writing by Shareholders.	18
10.23	Only One Shareholder.	19

Article 11		19

NOTICES		19
11.1	Method of Giving Notices.	19
11.2	Notice to Joint Holders.	19
11.3	Computation of Time.	19
11.4	Undelivered Notices.	19
11.5	Omissions and Errors.	19
11.6	Persons Entitled by Death or Operation of Law.	19
11.7	Waiver of Notice.	20

Article 12		20

FORUM SELECTION
12.1	Forum for Adjudication of Certain Disputes.	20
		20
Article 13		20

EFFECTIVE DATE		20
13.1	Effective Date.	20
13.2	Repeal.	20

iv

BE IT ENACTED as a by-law of the Corporation as follows:

ARTICLE 1

 INTERPRETATION

1.1 Definitions. In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act (Ontario) and any statute that may be substituted therefor, as from time to time amended;

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory in Canada, as from time to time amended, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province or territory of Canada;

“appoint” includes “elect” and vice versa;

“articles” means the articles of incorporation of the Corporation, as from time to time amended or restated;

“board” means the board of directors of the Corporation and “director” means a member of the board;

“by‑laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“cheque” includes a bank draft;

“day” means a clear day and a period of days shall be deemed to commence on the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or a holiday;

“meeting of shareholders” includes an annual meeting of shareholders, a special meeting of shareholders and an annual and special meeting of shareholders;

“non‑business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act (Ontario), as from time to time amended;

“ordinary resolution” means a resolution that is: (i) submitted to a meeting of the shareholders of a corporation and passed, with or without amendment, at the meeting by at least a majority of the votes cast; or (ii) signed by at least a majority of the shareholders entitled to vote on that resolution;

“person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

“recorded address” means: (i) in the case of a shareholder, the address of the shareholder as recorded in the securities register; (ii) in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; (iii) in the case of an officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation; and (iv) in the case of a director, the latest address as recorded in the records of the Corporation or in the most recent notice filed under the Corporations Information Act (Ontario), whichever is more current;

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“signing officer” means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by or pursuant to section 2.5;

“special meeting of shareholders” includes a meeting of any class, classes or series of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“special resolution” means a resolution: (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution; or (ii) signed by all the shareholders entitled to vote on that resolution; and

“unanimous shareholder agreement” means either: (i) a lawful written agreement among all the shareholders of the Corporation, or among all the shareholders and one or more persons who are not shareholders; or (ii) a written declaration of the registered owner of all of the issued shares of the Corporation; in each case, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of the business and affairs of the Corporation, as from time to time amended.

1.2 Interpretation. Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

1.3 Number. Words importing the singular number include the plural and vice versa.

1.4 Gender. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

1.5 Headings. Headings are inserted in this by-law for reference purposes only and are not to be considered or taken into account in construing the terms or provisions hereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.6 Conflict with Unanimous Shareholder Agreement. Where any provision in the by-laws conflicts with any provision of any unanimous shareholder agreement, the provision of such unanimous shareholder agreement shall govern.

ARTICLE 2

BUSINESS OF THE CORPORATION

2.1 Registered Office.Until changed in accordance with the Act, the registered office of the Corporation shall be within the municipality or geographic township within Ontario initially specified in the articles and thereafter as the shareholders may, from time to time, determine by special resolution, and at such location therein as the board may, from time to time, determine by resolution. The Corporation may have other offices, both within and outside of Canada, as the board from time to time shall determine or the business of the Corporation may require.

2.2 Books and Records.Any records administered by or on behalf of the Corporation in the regular course of its business, including its securities register, books of account and minute books, and which may be maintained in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases). The Corporation shall make such records available for inspection pursuant to applicable law.

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2.3 Corporate Seal. The corporate seal of the Corporation, if adopted, shall be in such form as the board may by resolution, from time to time, adopt. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if adopted, is not affixed to it.

2.4 Financial Year. The financial year of the Corporation shall end on such date in each year as shall be determined, from time to time, by resolution of the board.

2.5 Execution of Contracts, Etc.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have the power, from time to time, by resolution to appoint any one or more officers or other persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if adopted, may be affixed to contracts, documents or instruments in writing signed by an officer or person appointed by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include, without limitation, agreements, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, powers of attorney, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities, instruments of proxy and all paper writings.

Without limiting the generality of the foregoing, any one director or officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the corporate seal, if adopted, of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveyancing any such securities.

Subject to the Act and applicable electronic commerce legislation, any contracts, documents or instruments required to be created or provided in writing and required or permitted to be executed by one or more persons on behalf of the Corporation may be: (i) created in electronic document form and provided by electronic means; (ii) signed by mechanically reproduced signature or electronic signature, which signature or signatures shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the person or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contract, document or instrument in writing; and (iii) executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such contract, document or instrument in writing. Notwithstanding the foregoing, the board may, from time to time, direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class of contracts, documents or instruments in writing, may or shall be signed.

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2.6 Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor shall be transacted with such banks, trust companies or other persons as may, from time to time, be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may, from time to time, prescribe or authorize.

2.7 Voting Securities in Other Issuers. The person or persons authorized under section 2.5 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the person executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may, from time to time, direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.8 Divisions. The board may cause the business and operations of the Corporation, or any part thereof, to be divided or segregated into one or more divisions having regard to, without limitation, the character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time, the board, or any officer authorized by the board, may authorize, upon such basis as may be considered appropriate in each case:

(a)

Sub-Division and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)

Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the legal name of the Corporation; provided that the Corporation shall set out its legal name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c)

Officers - the appointment of officers for any such division or other sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed, without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3

BORROWING AND DEBT OBLIGATIONS

3.1 Borrowing Power. Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may, from time to time, on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)

charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

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Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Delegation. The board may, from time to time, delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 4

DIRECTORS

4.1 Number of Directors and Quorum. Until changed in accordance with the Act, the board shall consist of the number of directors, within the minimum and maximum number of directors provided for in the articles, as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board; provided, however, that in the latter case, the directors may not, between meetings of shareholders, increase the number of directors on the board to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. Except as provided under section 4.17, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors determined in the manner set forth above; provided that where the board consists of fewer than three directors, all directors shall constitute a quorum at any meeting of the board.

4.2 Qualification. The following persons are disqualified from being a director of the Corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; or (iv) a person who has the status of bankrupt. A director need not be a shareholder.

4.3 Election and Term. The election of directors shall take place at the first meeting and thereafter at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors. Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at an annual meeting or special meeting called for such purpose remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which, provided a quorum remains in office, it may be filled by the board. Where the holders of any class or series of shares of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

4.5 Termination of Office. A director ceases to hold office when the director: (i) dies; (ii) is removed from office by the shareholders; (iii) ceases to be qualified for election as a director; or (iv) sends or delivers to the Corporation a written resignation or, if a time is specified in such resignation, at the time so specified, whichever is later.

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4.6 Vacancies. Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or, except as set out hereunder, in the maximum number of directors, as the case may be, or a failure to elect the number of directors required to be elected at any meeting of shareholders. Where the articles provide for a minimum and maximum number of directors and a special resolution has been passed empowering the directors to determine the number of directors, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required by section 4.1, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors fail to call a meeting or if there are no directors then in office, any shareholder may call the meeting. A director appointed or elected to fill a vacancy holds office for the unexpired term of that director’s predecessor.

4.7 Action by the Board. Subject to any unanimous shareholder agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to section 4.8, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8 Participation. If all the directors of the Corporation present at or participating in a meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of telephonic, electronic or other communication facility that permits all participants to communicate simultaneously and instantaneously with each other during the meeting. A director participating in a meeting by such means is deemed to be present in person at the meeting for the purposes of the Act. Any consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.9 Place of Meetings. Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, any or all of the meetings of the board may be held at any place outside Canada.

4.10 Calling of Meetings. Meetings of the board shall be held, from time to time, at such place, at such time and on such day as the board, the chairperson of the board, the president (if the president is a director) or any two directors may determine.

4.11 Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.1 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may, in any manner and at any time, waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

4.12 First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may hold its first meeting, without notice, immediately following the meeting of shareholders at which such board is elected.

4.13 Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

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4.15 Chairperson. The chairperson of any meeting of the board shall be the first mentioned of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board; president; chief executive officer; or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint someperson, who need not be a director, to act as secretary of the meeting.

4.16 Votes to Govern. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.

4.17 Conflict of Interest. A director or officer of the Corporation who is a party to, or who is a director or an officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or the shareholders. Such director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction or proposed contract or proposed transaction unless the contract or transaction is:

(a)	one relating primarily to his or her remuneration as a director of the Corporation or an affiliate;

(b)	one for indemnity or insurance as specified under the Act; or

(c)	one with an affiliate.

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of such director’s interest in such contract or transaction, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all the directors are required to make disclosure under this section, the contract or transaction may be approved only by the shareholders.

4.18 Remuneration and Expenses. Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may, from time to time, determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on behalf of the Corporation other than the normal work ordinarily required of a director. The confirmation of any such resolution or resolutions by the shareholders shall not be required, except as required by law or regulation. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

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4.19 Resolution in Writing by Directors. A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the directors unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act. A resolution in writing may be signed by the directors in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same resolution in writing, and by a director using a facsimile or other electronic signature, in which case the other directors, the Corporation and the shareholders are entitled to rely on such electronic signature as conclusive evidence that such resolution in writing has been duly executed by such director.

4.20 Only One Director. Where the Corporation has only one director, that director may constitute a meeting.

ARTICLE 5

COMMITTEES

5.1 Committees of the Board. The board may, from time to time, establish (or dissolve) one or more committees of directors, however designated, and delegate to any such committee any of the powers and duties of the board, subject to the limitations on such delegation contained in the Act. The board may appoint and remove the members of each committee subject to the requirements of the Act.

5.2 Audit Committee. If the Corporation is an offering corporation within the meaning of the Act, the board shall, and the board otherwise may, appoint annually from among its number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates and all of whom must otherwise meet the requirements of applicable law. Each member of the audit committee shall hold office, at the pleasure of the board, until the next annual meeting of shareholders and, in any event, only so long as the director shall be a director. In addition to the powers and duties delegated by the board pursuant to section 5.1, the audit committee shall have the powers and duties provided in the Act and other applicable laws. The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the audit committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

5.3 Transaction of Business. Subject to the provisions of section 4.8, the powers of a committee of directors appointed by the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in section 4.9.

5.4 Advisory Committees. The board may, from time to time, appoint such advisory bodies as it may deem advisable.

5.5 Procedure. Unless otherwise determined by the board, each committee and advisory body shall have the power to fix its quorum (provided a quorum is not less than a majority of its members), to elect its chairperson, and to regulate its procedure.

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5.6 Limits on Authority. Despite any other provision of this by-law, no managing director and no committee of directors appointed by the board has authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)

fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officers, however designated, the chief financial officer, however designated, the chairperson or the president of the Corporation;

(c)	subject to the Act, issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission referred to in the Act;

(g)	approve a management proxy circular referred to in the Act;

(h)	approve a take-over bid circular, directors’ circular or issuer bid circular referred to in the Applicable Securities Laws;

(i)	approve any financial statements referred to in the Act (unless otherwise permitted under the Act and Applicable Securities Laws);

(j)

approve an amalgamation between the Corporation and: (i) its holding body corporate; (ii) any one or more of its subsidiaries; and (iii) any one or more corporations where the Corporation and any such corporations are subsidiaries of the same holding body corporate;

(k)

approve an amendment to the Corporation’s articles to: (i) divide any class of unissued shares into series and determine the designation, rights, privileges, restrictions and conditions thereof, where the articles authorize the directors to approve such amendment; and (ii) change a Corporation’s name that is a numbered name to a name that is not a numbered name; or

(l)	adopt, amend or repeal by-laws.

ARTICLE 6

OFFICERS

6.1 Positions and Appointment. Subject to the articles or any unanimous shareholder agreement, the board may, from time to time, designate such offices of the Corporation and appoint such officers as the board may consider advisable, including, without limitation, a president, a secretary and a treasurer. None of such officers, other than a chairperson of the board, need be a director of the Corporation. Any two or more offices may be held by the same individual.

6.2 President. If appointed, the president shall, subject to the control of the board, have general supervision over the business and affairs of the Corporation, and he or she shall have such other powers and duties as the board may specify.

6.3 Secretary. If appointed, the secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall attend and be the secretary of all meetings of theboard, shareholders and committees of the board; he or she shall enter or cause to be entered in the minute book of the Corporation minutes of all proceedings at such meetings and shall be custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

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6.4 Treasurer. If appointed, the treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the custody of the funds and securities of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

6.5 Powers and Duties. Subject to the articles or any unanimous shareholder agreement, and unless otherwise provided in this Article Six, the powers and duties of each officer of the Corporation shall be such as the terms of their engagement call for or as provided, from time to time, by resolution of the board. In the absence of such terms of engagement or resolution, the respective officers shall have the powers and duties and shall discharge the duties customarily and usually held and performed by like offices of corporations similar in organization and business purposes to the Corporation subject to the control of the board. Any such officer may, from time to time, delegate any of his or her powers and duties to another officer or employee of the Corporation, and such delegate may exercise and perform such powers and duties, unless the board otherwise directs.

6.6 Term of Office. The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death. The board may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

6.7 Terms of Employment and Remuneration. The terms of employment and the remuneration of an officer appointed by the board shall be settled by the board, from time to time.

6.8 Disclosure of Interest. An officer shall disclose to the Corporation any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with section 4.17 and the Act.

6.9 Agents and Attorneys. Subject to the provisions of the Act, the Corporation, by or under the authority of the board, shall have power, from time to time, to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

6.10 Fidelity Bonds. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may, from time to time, determine.

ARTICLE 7

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Limitation of Liability. Every director and officer of the Corporation shall, in exercising the powers and discharging the duties of office, act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such director’s or officer’s office or in relation thereto; unless the same are occasioned by such director’s or officer’s own willful neglect or fault; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

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7.2 Indemnity. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such individual in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.3 Insurance. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in section 7.2 against such liabilities and in such amounts as the board may, from time to time, determine and as permitted by the Act.

ARTICLE 8

SHARES

8.1 Allotment of Shares. Subject to the Act, the articles or any unanimous shareholder agreement, the board may, from time to time, allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Commissions. The board may, from time to time, authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Transfer Agents and Registrars. The board may, from time to time, appoint, for each class of securities issued by the Corporation: (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons to keep branch registers; and (b) a registrar, trustee or agent to maintain a record of issued security certificates and, subject to the Act, one person may be appointed for the purposes of clauses (a) and (b) in respect of all securities of the Corporation or any class or classes thereof. The board may at any time terminate such appointment.

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8.4 Registration of a Share Transfer. Subject to the provisions of the Act, no transfer of a share in respect of which a certificate has been issued shall be registered in a securities register except upon surrender of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may, from time to time, prescribe upon payment of all applicable taxes and a reasonable fee (not to exceed the amount permitted by the Act) prescribed by the board upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.5.

8.5 Lien for Indebtedness.Unless the Corporation is an offering corporation within the meaning of the Act, the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder owed to the Corporation, to the extent of such debt; and the directors may enforce such lien, subject to any other provision of the articles or to any unanimous shareholder agreement: (i) by applying any dividends or other distributions paid or payable on or in respect of the shares thereby affected in repayment of the debt of that shareholder to the Corporation; (ii) by the sale of the shares thereby affected; and/or (iii) by any other action, suit, remedy or proceeding authorized or permitted by law or by equity, and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.6 Non-Recognition of Trusts. Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

8.7 Share Certificates. The shares of the Corporation may be represented by certificates. Share certificates shall be in the form approved by the board. Certificates representing shares of each class or series shall be signed in accordance with section 2.5 and need not be under corporate seal. Any or all such signatures may be electronic signatures. Although any officer, transfer agent or registrar whose manual or electronic signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

8.8 Replacement of Share Certificates. The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee (not to exceed the amount permitted by the Act) and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may, from time to time, prescribe, whether generally or in any particular case.

8.9 Joint Holders. If two or more persons are registered as joint holders of any share, the Corporation shall not be required to issue more than one certificate in respect thereof, and delivery of a certificate to one of several joint holders shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10 Deceased Shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof; except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

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ARTICLE 9

DIVIDENDS AND RIGHTS

9.1 Dividends. Subject to the provisions of the Act and the articles, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2 Dividend Cheques. A dividend payable in money shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such holder, unless such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address, or to the first recorded address if there are more than one. The mailing of a cheque in accordance with this section, unless not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent in accordance with section 9.2, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may, from time to time, prescribe, whether generally or in any particular case.

9.4 Record Date for Dividends and Rights. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities; and notice of any such record date, unless waived in accordance with the Act, shall be given not less than seven days before such record date in the manner provided for by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5 Unclaimed Dividends. ARTICLE 10Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

Article 10

MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings. The annual meeting of shareholders shall be held at such time and on such day in each year and, subject to section 10.3, at such place as the board may, from time to time, determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Corporation is exempted under the Act from appointing an auditor) and for the transaction of such other business as may properly be brought before the meeting.

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10.2 Special Meetings. The board shall have power to call a special meeting of shareholders at any time.

10.3 Place of Meetings. Meetings of shareholders shall be held at: (i) the registered office of the Corporation: (ii) elsewhere in the municipality in which the head office is situate; or (iii) if the board shall so determine, at some other place within or outside Ontario.

10.4 Meetings Held by Electronic Means. The directors or shareholders who call a meeting of shareholders pursuant to the Act, may determine that the meeting shall be held, in accordance with the Act and the regulations thereto, by means of a telephonic, electronic or other communication facility that permits all participants to communicate instantaneously and simultaneously with each other during the meeting, provided the Corporation makes provision for electronic voting at such meeting in accordance with the Act and section 10.20. Any person who participates in a meeting through those means shall be deemed for the purposes of the Act to be present in person at such meeting.

10.5 Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article Eleven not less than 10 days, unless the Corporation is an offering Corporation, in which case not less than 21 days, and in each case no more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of minutes of an earlier meeting, consideration of the financial statements and auditor’s report thereon (if any), election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasonable judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders, and, subject to the Act, attendance of any such shareholder or any such other person is a waiver of notice of the meeting.

10.6 List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. If a record date for the meeting is fixed pursuant to section 10.7, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.7 Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, as the record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall, unless waived in accordance with the Act, be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

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10.8 Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act: (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and (b) if the auditors and the directors are present or waive notice of, or otherwise consent to, such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Ontario, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.9 Chairperson, Secretary and Scrutineers. The chairperson of any meeting of shareholders shall be the first mentioned of the following officers as have been appointed and who is present at the meeting: chairperson of the board, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting. In advance of any meeting of shareholders, the board may, and shall if required by law, appoint one or more scrutineers, who need not be shareholders and who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The board may designate one or more persons as alternate scrutineers to replace any scrutineer who fails to act. If no scrutineer or alternate can act at a meeting, the chairperson of the meeting shall appoint one or more scrutineers to act at the meeting. If no scrutineer was appointed by the board, one or more scrutineers may, and shall if required by law, be appointed by a resolution or by the chairperson of the meeting. Each scrutineer shall faithfully execute the duties of a scrutineer with strict impartiality and according to the best of his or her ability. The scrutineer or scrutineers may appoint or retain other persons to assist the scrutineer or scrutineers in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of shareholders, the scrutineers may consider such information as is permitted by applicable law. No individual who is a candidate for office at an election may serve as a scrutineer at such election. Unless otherwise provided by the board, the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto shall be accepted by the scrutineer or scrutineers after the closing of the polls unless a court upon application by a shareholder shall determine otherwise. When executing the duties of scrutineer, the scrutineer or scrutineers shall:

(a)	ascertain the number of shares outstanding and the voting rights of each;

(b)	determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots;

(c)	count all votes and ballots;

(d)	determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the scrutineer(s); and

(e)	certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

10.10 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation, if any, and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

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10.11 Participation in Meeting by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and the by-laws, by means of telephonic, electronic or other communications facilities that permits all participants to communicate instantaneously and simultaneously with each other during the meeting, provided the Corporation makes available such telephonic, electronic or other communications facility. A person participating in such a meeting is deemed to be present in person at the meeting and a shareholder or proxy holder entitled to vote at such a meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communications facility that the Corporation has made available for that purpose, whether such meeting is to be held at a designated place or solely by means of a telephonic, electronic or other communications facility.

10.12 (a) Quorum. Subject to the Act, at each meeting of shareholders, holders of a majority of shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, in the event that the Corporation is a reporting issuer, subject to any minimum quorum requirement for a shareholder meeting of any securities exchange upon which the Corporation’s shares are listed, at each meeting of the shareholders, the holders of not less than 35% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. For the purposes of this section and section 10.22, “reporting issuer” includes:

(i)	a corporation that is a ‘reporting issuer’ under Applicable Securities Laws;

(ii)	in the case of a corporation that is not a ‘reporting issuer’ for the purpose of Applicable Securities Laws, a corporation:

(1)	that has filed a prospectus, registration statement or similar document under any securities legislation in any jurisdiction within Canada or under the laws of a jurisdiction outside Canada;

(2)	any of the securities of which are listed and posted for trading by the Corporation on a stock exchange or quotation system in or outside Canada; or

(3)

that is involved in, formed for, resulting from or continued after an amalgamation, a reorganization, an arrangement or a statutory procedure, if one of the participating bodies corporate is a corporation to which subparagraph (1) or (2) applies.

(b) Separate Class Vote. Subject to the Act, where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

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10.13 Right to Vote. Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in section 10.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite that person’s name at the meeting to which such list relates except to the extent that, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.7, such person has transferred any shares after such record date and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established ownership of such shares, has demanded not later than 10 days before the meeting that the transferee’s name be included in such list. In any such case, the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in section 10.6, every person shall be entitled to vote at the meeting who at the time of the commencement of the meeting is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.14 Proxyholders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be a shareholder, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder’s attorney or, if the shareholder is a body corporate, by an officer or attorney of such shareholder duly authorized, and shall conform to the requirements of the Act. Alternatively, a shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairperson of the meeting. Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours (excluding non-business days) before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in the notice or, if no time is specified in the notice, it has been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

10.16 Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern. At any meeting of shareholders, every question shall, unless otherwise required by the articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairperson of the meeting shall not be entitled to a second or casting vote in addition to the vote or votes to which the chairperson is entitled as a shareholder or proxy nominee.

10.18 Show of Hands. Subject to the provisions of the Act and the rules and policies of any securities exchange upon which the Corporation’s shares are listed, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried, carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question.

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10.19 Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson of the meeting or any person who is present and entitled to vote, whether as shareholder, proxyholder or representative, on such questions at the meeting may demand a ballot. Whether or not a ballot has been demanded, all such questions at a meeting of shareholders shall be decided by ballot if so required by the provisions of the Act and/or the rules and policies of any securities exchange upon which the Corporation’s shares are listed. A ballot so required or demanded shall be taken in such manner as the chairperson of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Electronic Voting. Any vote referred to in sections 10.18 and 10.19 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility; provided the facility enables the votes to be gathered in a manner that permits their subsequent verification.

10.21 Adjournment. The chairperson at a meeting of shareholders may, with the consent of the meeting, adjourn the meeting, from time to time, and place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earlier meeting that it has been adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as if for an original meeting.

In addition, the chairperson at a meeting of shareholders may, without the consent of the meeting, if the electronic platform at a meeting of shareholders held in part or entirely by means of a telephonic, electronic or other communication facility has become inadequate for the purposes referred to in sections 10.4 and 10.20, interrupt or adjourn the meeting. All business conducted at that meeting of shareholders up to the time of that adjournment shall be valid.

10.22 Resolution in Writing by Shareholders. In the case of a corporation that is not a reporting issuer, and subject to the Corporation’s articles or any unanimous shareholder agreement, an ordinary resolution in writing signed by at least a majority of the shareholders, or their attorney authorized in writing, entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the shareholders, unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act. Within 10 business days of an ordinary resolution being passed in writing, the Corporation shall issue a notice of the resolution to all voting shareholders who did not sign the written ordinary resolution, which notice shall include the text of the resolution and a description of and reasons for the business dealt with by the written resolution.

A special resolution in writing signed by all of the shareholders, or their attorney authorized in writing, entitled to vote on that resolution at a meeting is as valid as if it had been passed at a meeting of the shareholders, unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

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A resolution in writing may be signed by the shareholders in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same resolution in writing, and by a shareholder using a facsimile or other electronic signature, in which case the other shareholders, the Corporation and the directors are entitled to rely on such electronic signature as conclusive evidence that such resolution in writing has been duly executed by such shareholder.

10.23 Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 11

NOTICES

11.1 Method of Giving Notices. Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the articles or by-laws shall be sufficiently given if: (i) delivered personally to the person to whom it is to be given; or (ii) delivered to such person’s last address as shown on the records of the Corporation; or (iii) mailed by prepaid post in a sealed envelope addressed to such person at the last address shown on the records of the Corporation; or (iv) sent by electronic document in accordance with the Electronic Commerce Act, 2000 (Ontario) or electronic transmission, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases). A notice, communication or document so delivered shall be deemed to have been given when: (i) delivered personally, when it is delivered; (ii) delivered to such person’s last address shown on the records of the Corporation, when delivered at the address aforesaid; (iii) mailed by prepaid post, on the fifth day after mailing, unless there are reasonable grounds for believing that the addressee did not receive the notice or document at that time or at all; and (iv) sent by way of electronic document, when it is sent through an information system used to generate, send, receive, store, or otherwise process an electronic document. The secretary may change the address on the records of the Corporation of any shareholder, director, officer, or auditor of the Corporation in accordance with any information believed by the secretary to be reliable.

11.2 Notice to Joint Holders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time. In computing the date when notice must be given under any provision of the articles or the by-laws requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4 Undelivered Notices. If any notice given or document sent to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices or send further documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

11.5 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor, or member of a committee of the board, or the non‑receipt of any notice by any such person or any error in any notice not affecting the substance thereof, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom that person derives title to such share prior to the name and address of that person being entered on the securities register (whether such notice was given before or after the happening of the event upon which the person became so entitled) and prior to the person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

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11.7 Waiver of Notice. Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

ARTICLE 12

FORUM SELECTION

12.1 Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom (or, failing such court, any other “court” as defined in the Act) having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended, from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the Act) of the Corporation. If any action or proceeding, the subject matter of which is within the scope of the preceding sentence, is filed in a Court other than a Court located within the Province of Ontario (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to: (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the forum set out in the preceding sentence; and (b) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

ARTICLE 13

EFFECTIVE DATE

13.1 Effective Date. This by-law shall come into force when made by the board in accordance with the Act.

13.2 Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

***

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The foregoing is the complete text of By-law No. 1-A of the Corporation, as adopted by the board of the Corporation on March 28, 2022.

DATED: March 28, 2022.

/s/ Luis Merchan	/s/ Aaron Atin
President	Secretary

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